AGREEMENT AND PLAN OF MERGER

by and among
LAMAR ADVERTISING COMPANY,
OMC ACQUISITION CORPORATION
and
OBIE MEDIA CORPORATION
dated as of
September 17, 2004

i

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Rule 145 Affiliate Letter
Exhibit C	Form of Consulting Agreement for Brian B. Obie
Exhibit D	Form of Amended and Restated Lease Agreement between Obie Industries, Incorporated and Obie Media Corporation

GLOSSARY OF DEFINED TERMS

Terms	Section

Action	5.12(a)
Additional Early Termination Amount	7.5(c)
Advertising Contracts	3.8(b)
Agreement	Preamble
Articles of Merger	1.3
Average Closing Share Price	2.1(a)(i)
Cash Purchase Price	2.1(a)
Certificate	2.1(d)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company Acquisition Proposal	5.3(a)
Company Balance Sheet	3.7(a)
Company Benefit Plans	3.14(b)
Company Common Shares	2.1(a)
Company Disclosure Letter	Article 3
Company’s Financial Advisor	3.27
Company Group	3.13(a)(i)
Company Material Adverse Effect	8.9(d)
Company Material Contracts	3.24(a)
Company Options	3.3
Company Option Plans	3.3
Company Permits	3.5
Company Preferred Shares	3.3
Company Real Properties	3.17(a)(v)
Company Reports	3.7(a)
Company Requisite Vote	3.25
Company Stockholders Meeting	5.9(a)
Company Superior Proposal	5.3(a)
Company Termination Amount	7.5(a)
Company Voting Proposal	5.8(a)
Confidentiality Agreement	5.7
Consulting Agreement	6.3(d)
Damages	5.12(a)
Delaware Courts	8.6
Dissenting Holder	2.1(c)(i)
Dissenting Share	2.1(c)(i)
DGCL	1.1
Early Termination Amount	7.5(b)
Effective Time	1.3

Terms	Section

Environmental Laws	3.17(a)(i)
Environmental Permits	3.17(a)(iii)
ERISA	3.14(b)
Exchange Act	3.6(b)
Exchange Agent	2.2(a)
Excluded Company Shares	2.1(a)(ii)
Executive	Recitals
Exercise Period	5.14(b)
Faces	3.9(a)
Fairness Opinion	3.27
GAAP	3.7(a)
Hazardous Materials	3.17(a)(ii)
Include, includes and including	8.9(b)
Indebtedness	3.24(b)
Indemnified Parties	5.12(a)
Indemnified Party	5.12(a)
Internal Controls	3.7(c)
Leases	3.8(a)
Material, Materially or Materiality	8.9(d)
Material Adverse Effect	8.9(d)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
OBCA	1.1
Offsite Non-Company Real Properties	3.17(a)(vi)
Outside Date	7.2(a)
Owned Real Property	3.10(a)
Parent	Preamble
Parent Balance Sheet	4.6(a)
Parent Common Shares	2.1(a)(i)
Parent Material Adverse Effect	8.9(d)
Parent Permits	4.4
Parent Reports	4.6
Person	8.9(e)
Proxy Statement/ Prospectus	5.8(a)
Purchase Price	2.1(a)(i)
PwC	3.7(b)
Registration Statement	5.8(a)
Regulation M-A Filing	5.8(c)
Regulatory Filings	3.6(b)
Reimbursement Maximum Amount	7.5(a)
Release	3.17(a)(iv)
Required Consents	3.6(b)
Returns	3.13(a)(ii)

v

Terms	Section

Rule 145 Affiliates	5.10
SEC	3.7(a)
Securities Act	3.6(b)
Subsidiary	8.9(f)
Surviving Corporation	1.1
Taxes	3.13(a)(iii)
To the knowledge of	8.9(c)
Transit Contracts	3.8(c)
Transit Structures	3.9(b)
Unbuilt Faces	3.9(a)
Voting Agreement	Recitals

AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 17, 2004, is by and among Lamar Advertising Company, a Delaware corporation (“Parent”), OMC Acquisition Corporation, a Delaware corporation and a direct and wholly owned subsidiary of Parent (“Merger Sub”), and Obie Media Corporation, an Oregon corporation (the “Company”).

RECITALS

      WHEREAS, the respective Boards of Directors of each of Parent, Merger Sub and the Company have determined that the merger of the Company with and into Merger Sub (the “Merger”), in the manner contemplated herein, is advisable and in the best interests of their respective corporations and stockholders, and, by resolutions duly adopted, have unanimously approved this Agreement;

      WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder;

      WHEREAS, in connection with the Merger and as an inducement to Parent to enter into this Agreement, the Company’s Board of Directors has unanimously approved the execution by Brian B. Obie (the “Executive”) of a voting agreement in favor of Parent and Merger Sub substantially in the form attached hereto as Exhibit A (the “Voting Agreement”), with respect to, among other things, the voting of shares of capital stock of the Company held or to be held by the Executive in favor of the Merger, such agreement to be executed and delivered contemporaneously with this Agreement; and

      WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

      NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE 1

THE MERGER

      SECTION 1.1     The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, the Company shall be merged with and into Merger Sub in accordance with this Agreement, and the separate corporate existence of the Company shall thereupon cease. Merger Sub (sometimes hereinafter referred to as the “Surviving Corporation”) shall be the surviving corporation of the Merger. The Merger shall have the effects specified in the Delaware General Corporation Law (the “DGCL”) and the Oregon Business Corporation Act (the “OBCA”). At the election of Parent, any wholly owned, direct subsidiary of Parent may be substituted for Merger Sub as a constituent corporation in the Merger and such substituted subsidiary shall be deemed Merger Sub for all purposes hereunder at any time prior to the meeting of the Company’s stockholders contemplated by Section 5.5 so long as the substitution does not (i) delay the meeting, (ii) cause the Merger not to qualify as a reorganization within the meaning of Section 368(a) of the Code, (iii) materially change the terms and conditions of this Agreement (including the representations and warranties of Parent) and (iv) materially delay the Effective Time.

      SECTION 1.2     The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at (a) the offices of Jones, Walker, Waechter, Poitevent, Carrere, & Denegre, L.L.P., 8555 United Plaza Boulevard, Suite 500, Baton Rouge, Louisiana, 70809, at 10:00 a.m., local time, on January 15, 2005 or, if later, the first business day immediately following the day on which the last to be fulfilled or waived of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to fulfillment or waiver of those conditions) shall be fulfilled or waived in accordance herewith or (b) such other time, date or place as Parent and the Company may agree in writing. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

      SECTION 1.3     Effective Time. If all the conditions to the Merger set forth in Article 6 shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article 7, on the Closing Date, (a) a certificate of merger (the “Certificate of Merger”) meeting the requirements of Section 251 of the DGCL shall be properly executed and filed with the Secretary of State of the State of Delaware and (b) articles of merger (the “Articles of Merger”) meeting the requirements of Section 494 of the OBCA shall be properly executed and filed with the Secretary of State of the State of Oregon. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the Articles of Merger with the Secretary of State of the State of Oregon in accordance with the DGCL and the OBCA, respectively, or at such later time that the parties hereto shall have agreed upon and designated in such filing as the effective time of the Merger (the “Effective Time”).

      SECTION 1.4     Certificate of Incorporation. The certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation, until duly amended in accordance with applicable law.

      SECTION 1.5     Bylaws. The bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until duly amended in accordance with applicable law.

      SECTION 1.6     Board of Directors and Officers of Surviving Corporation. The Board of Directors and officers of the Surviving Corporation shall consist of the Board of Directors and officers of Merger Sub, as they existed immediately prior to the Effective Time, until changed in accordance with applicable law.

ARTICLE 2

CONVERSION OF COMPANY SHARES

      SECTION 2.1     Effect on Capital Stock. At the Effective Time, the Merger shall have the following effects on the capital stock of the Company and Merger Sub, without any action on the part of the holder of any capital stock of the Company or Merger Sub:

(a) Conversion of the Company Common Shares. Subject to the provisions of this Article 2, each share of Common Stock, without par value, of the Company (each a “Company Common Share” and collectively the “Company Common Shares”) issued and outstanding immediately prior to the Effective Time (but excluding all Company Common Shares that are owned by (i) Parent, Merger Sub or any other direct or indirect Subsidiary of Parent or (ii) the Company or any direct or indirect Subsidiary of the Company (collectively the “Excluded Company Shares”), and excluding all Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive (the “Merger Consideration”):

(i) if the average of the closing sales prices of a share of the Class A Common Stock, par value $0.001 per share, of Parent (“Parent Common Shares”) as reported by the Dow Jones Quotation Service for the 20 trading days immediately preceding the third calendar day immediately preceding the Closing Date (the “Average Closing Share Price”) is greater than $30.00, that number of validly issued, fully paid and nonassessable Parent Common Shares equal to the quotient of (A) Forty Three Million Three Hundred Thirteen Thousand Seven Hundred Eighteen and 00/100 Dollars ($43,313,718.00) (the “Purchase Price”), divided by (B) the total number of Company Common Shares issued and outstanding immediately prior to the Effective Time (but excluding the Excluded Company Shares), further divided by (C) the Average Closing Share Price; or

(ii) if the Average Closing Share Price of the Parent Common Shares is $30.00 or less, (A) cash in an amount equal to (1) the Cash Purchase Price divided by (2) the total number of Company Common Shares issued and outstanding immediately prior to the Effective Time (but excluding the Excluded Company Shares), and (B) that number of validly issued, fully paid and nonassessable Parent Common Shares equal to the quotient of (x) the Purchase Price minus the Cash Purchase Price, divided by (y) the total number of Company Common Shares issued and outstanding immediately prior to the Effective Time (but excluding the Excluded Company Shares), further divided by (z) the Average Closing Share Price.

For purposes of this Agreement, if the Average Closing Share Price of the Parent Common Shares is $30.00 or less, but greater than $22.00, “Cash Purchase Price” shall mean the amount of the Purchase Price Parent elects, in its sole discretion, to pay in cash up to Ten Million Seven Hundred Fifty Six Thousand Six Hundred Ninety Six and 00/100 Dollars ($10,756,696.00), such amount (which may be zero) to be specified by Parent by delivering written notice to the Company at least one business day prior to the Closing. If the Average Closing Share Price of the Parent Common Shares is $22.00 or less, “Cash Purchase Price” shall mean the amount of the Purchase Price Parent elects, in its sole discretion, to pay in cash up to Twenty One Million Eighty Three Thousand One Hundred Twenty Four and 00/100 Dollars ($21,083,124.00), such amount (which may be zero) to be specified by Parent by delivering written notice to the Company at least one business day prior to the Closing.

(b) Option Shares. All outstanding Company Options will be exercised or terminated prior to the Effective Time, as provided in Section 5.14.

(c) Dissenting Shares.

(i) Notwithstanding any other provision of this Agreement to the contrary, each outstanding Company Common Share the holder of which has perfected such holder’s right to demand payment for such holder’s Company Common Shares in accordance with Sections 551 through 594 of the OBCA (a “Dissenting Holder”) and has not effectively withdrawn or lost such right (a “Dissenting Share”), shall not be converted into or represent the right to receive any Merger Consideration, but the Dissenting Holder thereof shall be entitled only to such rights as are granted by the OBCA; provided, however, that any Dissenting Holder who shall, after the Effective Time and in accordance with the OBCA, withdraw such Dissenting Holder’s demand for payment or lose such Dissenting Holder’s dissenting rights under the OBCA shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration pursuant to Section 2.1(a).

(ii) The Company shall give Parent prompt notice and a copy of any written notice of a stockholder’s intent to demand payment, of any request to withdraw a demand for payment and of any other instruments delivered to it pursuant to the OBCA, and Parent shall have the opportunity to direct all negotiations and proceedings with respect to demands for payment under the OBCA. The Company shall not voluntarily make any payment with respect to any demand for payment and shall not, except with the prior consent of Parent, settle or offer to settle any such demands.

(d) Cessation of Rights. From and after the Effective Time, the holder of a certificate (a “Certificate”) representing Company Common Shares shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such Certificate, the Merger Consideration to which such holder is entitled pursuant to Section 2.1(a) or, with respect to Dissenting Shares, the rights described in Section 2.1(c). Until surrendered as contemplated by Section 2.2, each Certificate (other than those representing Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration and such holder shall not be entitled to vote or to any rights of a stockholder of Parent until after such surrender.

(e) Cancellation of Excluded Company Shares. Each Excluded Company Share issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, no longer be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

(f) Merger Sub. At the Effective Time, each share of Common Stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding and owned by Parent.

      SECTION 2.2     Exchange of Certificates.

      (a) Exchange Procedures. From time to time, or, prior to or after the Effective Time, Parent shall deposit with American Stock Transfer & Trust or another exchange agent selected by Parent (the “Exchange Agent”), in trust for the benefit of the holders of Company Common Shares, that number of certificates representing Parent Common Shares and that amount of funds (if Parent elects to pay a portion of the Merger Consideration in cash pursuant to Section 2.1(a)(ii)) as necessary to effect the prompt conversion of the Company Common Shares into the Merger Consideration pursuant to Section 2.1(a) and this Section 2.2. Parent shall also make sufficient funds available to the Exchange Agent from time to time as needed to pay cash in respect of (i) dividends or other distributions in accordance with Section 2.2(b) and (ii) fractional shares in accordance with Section 2.2(d). Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate as of the Effective Time (other than holders of a Certificate in respect of Excluded Company Shares or Dissenting Shares), (x) a letter of transmittal specifying that delivery of the Certificates shall be effected, and that risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, such letter of transmittal to be in such form and to have such other provisions as Parent may reasonably determine, and (y) instructions for exchanging the Certificates and receiving the Merger Consideration to which such holder shall be entitled pursuant to Section 2.1(a). Subject to Section 2.2(g), upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (i) a certificate representing that number of whole Parent Common Shares that such holder is entitled to receive pursuant to Section 2.1(a) and (ii) a check in the aggregate amount (after giving effect to any required tax withholdings) of (A) any cash comprising a portion of the Merger Consideration pursuant to Section 2.1(a)(ii), plus (B) any cash in lieu of fractional shares determined in accordance with Section 2.2(d), plus (C) any cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Section 2.2. The Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any amount payable under this Section 2.2 (for the Merger Consideration, fractional shares, dividends or otherwise) upon surrender of any Certificate. In the event of a transfer of ownership of Company Common Shares that occurred prior to the Effective Time, but is not registered in the transfer records of the Company, the Merger Consideration may be issued and/or paid to such a transferee if the Certificate formerly representing such Company Common Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. If any certificate for Parent Common Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for Parent Common Shares in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the reasonable satisfaction of Parent or the Exchange Agent that such tax has been paid or is not applicable.

      (b) Distributions with Respect to Unexchanged Shares. Whenever a dividend or other distribution is declared by Parent in respect of Parent Common Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Parent Common Shares issuable pursuant to this Agreement. No dividends or other distributions so declared in respect of such Parent Common Shares shall be paid to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with this Section 2.2. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be issued or paid, less the amount of any withholding taxes that may be required thereon, to the holder of the certificates representing whole Parent Common Shares issued in exchange for such Certificate, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date that is at or after the Effective Time and a payment date on or prior to the date of surrender of such Certificate and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole Parent Common Shares with a record date at or after the Effective Time but with a payment date subsequent to surrender. For purposes of dividends or other distributions in respect of Parent Common Shares, all Parent Common Shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time.

      (c) Transfers. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Common Shares that were outstanding immediately prior to the Effective Time.

      (d) Fractional Shares. Notwithstanding any other provision of this Agreement to the contrary, no certificates or scrip for fractional Parent Common Shares shall be issued in the Merger and no Parent Common Shares dividend, stock split or interest shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of any such fractional share, each holder of Company Common Shares who would otherwise have been entitled to receive a fraction of a Parent Common Share upon surrender of a Certificate for exchange shall be entitled to receive from the Exchange Agent a cash payment equal to such fraction multiplied by the Average Closing Share Price of the Parent Common Shares.

      (e) Termination of Exchange Period; Unclaimed Merger Consideration. At any time following the first anniversary of the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any remaining portion of the Parent Common Shares and funds deposited with the Exchange Agent, and holders of Certificates shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration and any dividends or other distributions with respect thereto payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, none of Parent, Surviving Corporation, the Exchange Agent or any other Person shall be liable to any holder of a Certificate with regard to Merger Consideration (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

      (f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and if Parent believes that the Person providing the indemnity is sufficiently creditworthy, the making of a reasonable undertaking to indemnify Parent or the Company, or, if Parent does not so believe, the posting by such Person of a bond in the form customarily required by Parent to indemnify against any claim that may be made against it with respect to such Certificate, the Exchange Agent will distribute such Merger Consideration, dividends and other distributions in respect thereof issuable or payable in exchange for such lost, stolen or destroyed Certificate pursuant to Sections 2.1, 2.2(b) and 2.2(d). Any delivery or surrender for exchange of a Certificate pursuant to this Section 2.2 may be effected (in lieu of such delivery or exchange for surrender of a Certificate) by delivery of an affidavit together with an indemnity undertaking or indemnity bond in accordance with this Section 2.2(f).

      (g) Affiliates. Notwithstanding any other provision of this Agreement to the contrary, Certificates surrendered for exchange by any Rule 145 Affiliate (as determined pursuant to Section 5.11) of the Company shall not be exchanged until Parent has received a written agreement from such Person as provided in Section 5.11.

      (h) Withholding Rights. Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Shares such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable provision of law. To the extent that amounts are so withheld by Parent or the Surviving Corporation, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Shares in respect of which such deduction and withholding was made by Parent or the Surviving Corporation, as the case may be.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      Except as set forth in the disclosure letter delivered to Parent concurrently with the execution hereof (the “Company Disclosure Letter”), the Company represents and warrants to Parent that:

      SECTION 3.1     Existence; Corporate Authority. The Company is a corporation duly incorporated and validly existing under the laws of the State of Oregon. The Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified would not have or reasonably be expected to have a Company Material Adverse Effect. The Company has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of the Company’s articles of incorporation and bylaws previously made available to Parent are true and correct and contain all amendments as of the date hereof.

      SECTION 3.2     Authorization, Validity and Effect of Agreements. The Company has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party. The consummation by the Company of the transactions contemplated hereby has been duly authorized by all requisite corporate action, other than, with respect to the Merger, the adoption of this Agreement by the Company’s stockholders. This Agreement has been duly executed and delivered by the Company and constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms.

      SECTION 3.3     Capitalization. The authorized capital stock of the Company consists of 20,000,000 Company Common Shares, and 10,000,000 shares of Preferred Stock, without par value (the “Company Preferred Shares”). As of September 15, 2004, there were (a) 6,001,442 Company Common Shares issued and outstanding (including 87,945 Company Common Shares of restricted stock), (b) no Company Common Shares were held in treasury of the Company or by its Subsidiaries, (c) no Company Preferred Shares issued and outstanding and (d) 382,181 Company Common Shares subject to outstanding employee and director stock options (the “Company Options”) issued by the Company in the manners described in Schedule 3.3 of the Company Disclosure Letter, including those stock option plans listed thereon (the “Company Option Plans”). All issued and outstanding Company Common Shares are, and all Company Common Shares subject to issuance as specified in preceding clause (d), upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, (i) duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (ii) were not issued in violation of the terms of any agreement or other understanding binding upon the Company and (iii) were issued in compliance with all applicable charter documents of the Company and all applicable federal and state securities laws, rules and regulations. Except (y) as set forth in this Section 3.3 and (z) for any Company Common Shares issued pursuant to the exercise of the options referred to in subsection (c) above, there are no outstanding shares of capital stock and there are no options, warrants, calls, subscriptions, stockholder rights plan or similar instruments, convertible securities or other rights, agreements or commitments which obligate or may obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other voting securities of the Company or any of its Subsidiaries. Schedule 3.3 of the Company Disclosure Letter sets forth the following information with respect to the Company Options outstanding as of September 3, 2004: (1) the name of the optionee for each outstanding Company Option, (2) the number of Company Common Shares subject to such Company Options, (3) the per Company Common Share exercise price of such Company Option and (4) the date of grant. The Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

      SECTION 3.4     Subsidiaries.

      (a) Each of the Company’s Subsidiaries is a corporation, limited liability company or partnership duly organized, validly existing and in good standing (where applicable) under the laws of its jurisdiction of incorporation or organization, has the corporate, limited liability company or partnership power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not have or reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Schedule 3.4 of the Company Disclosure Letter, all of the outstanding shares of capital stock of, or other ownership interests in, each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by the Company free and clear of all liens, pledges, security interests, claims, preferential purchase rights or other rights, interests or encumbrances (“Liens”).

      (b) Schedule 3.4 of the Company Disclosure Letter sets forth for each Subsidiary of the Company, its name and jurisdiction of incorporation or organization. Each of the Company and its Subsidiaries has maintained its separate corporate existence and has complied with all necessary corporate, limited liability company or partnership formalities, including the holding of annual meetings of directors and stockholders. Except as set forth in Schedule 3.4 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity, membership, partnership or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity, membership, partnership or similar interest in, any corporation, partnership, joint venture, limited liability company or other business association or entity, whether incorporated or unincorporated, and neither the Company, nor any of its Subsidiaries, has, at any time, been a general partner or managing member of any general partnership, limited partnership, limited liability company or other entity.

      (c) The copies of the charter documents, by-laws or other organizational documents of the Company and each of its Subsidiaries previously made available to Parent are true and correct and contain all amendments as of the date hereof.

      SECTION 3.5     No Violation; Compliance With Laws. Neither the Company nor any of its Subsidiaries is or has been, or has received notice that it would be with the passage of time, in violation of any term, condition or provision of (a) its charter documents or bylaws, (b) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument or (c) any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which the Company or any of its Subsidiaries or any of their respective properties or assets is subject, or is delinquent with respect to any report required to be filed with any governmental entity, except, in the case of matters described in clause (b) or (c), as would not have or reasonably be expected to have a Company Material Adverse Effect. Except as would not have or reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all governmental authorities necessary for the lawful conduct of their respective businesses (the “Company Permits”) and (ii) the Company and its Subsidiaries are in compliance with the terms of the Company Permits. No investigation by any governmental authority with respect to the Company or any of its Subsidiaries is pending or, to the Company’s knowledge, threatened.

      SECTION 3.6     No Conflict.

      (a) Except as set forth on Schedule 3.6(a) of the Company Disclosure Letter, neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will: (i) conflict with or result in a breach of any provisions of the charter documents or bylaws of the Company or of the charter documents, bylaws or other organizational documents of any of its Subsidiaries; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of the Company or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to the Company or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, Company Permit, lease, contract, agreement, joint venture or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their properties is bound or affected; or (iii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to the Company or any of its Subsidiaries, except, in the case of matters described in clause (ii) or (iii), as would not have or reasonably be expected to have a Company Material Adverse Effect.

      (b) Neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any governmental or regulatory authority, other than (i) the filings provided for in Article 1 of this Agreement, (ii) filings required under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), and (iii) those consents or approvals set forth on Schedule 3.6(b) of the Company Disclosure Letter (clauses (i)and (ii) collectively, the “Regulatory Filings,” and clause (iii), the “Required Consents”), except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make would not have or reasonably be expected to have a Company Material Adverse Effect.

      (c) Other than as contemplated by Section 3.6(b) and the Company Requisite Vote, no consents, assignments, waivers, authorizations or other certificates are necessary in connection with the transactions contemplated hereby to provide for the continuation in full force and effect of all of the Company’s contracts or leases or for the Company to consummate the transactions contemplated hereby, except where the failure to receive such consents or other certificates would not have or reasonably be expected to have a Company Material Adverse Effect.

      SECTION 3.7     SEC Documents; Financial Statements.

      (a) The Company has made available to Parent each registration statement, report, proxy statement, information statement or other document filed by the Company with the Securities and Exchange Commission (the “SEC”) since December 1, 2000, each in the form (including exhibits and any amendments thereto) filed with the SEC prior to the date hereof (all of which are publicly available on the SEC’s EDGAR system), and the Company has filed all forms, reports and documents required to be filed by it with the SEC pursuant to relevant securities statutes, regulations, policies and rules since such time. All such registration statements, forms, reports and other documents (including those that the Company may file after the date hereof until the Closing) are referred to herein as the “Company Reports.” The Company Reports were or will be filed on a timely basis. As of their respective filing times, the Company Reports (i) were or will be prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act, The Nasdaq Stock Market and the rules and regulations thereunder and complied with the then applicable accounting requirements and (ii) did not or will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents or will fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of its date and each of the consolidated statements of operations, cash flows and stockholders’ equity included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents or will fairly present in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of the Company and its Subsidiaries for the periods set forth therein, in each case in accordance with accounting principles generally accepted in the U.S. (“GAAP”) consistently applied during the periods involved, except, in the case of unaudited statements, for year-end audit adjustments and as otherwise may be noted therein. The consolidated, unaudited balance sheet of the Company as of May 31, 2004 is referred to herein as the “Company Balance Sheet.”

      (b) The Company’s annual financial statements for the years ended November 30, 2003, November 30, 2002 and November 30, 2001 have been audited by PricewaterhouseCoopers LLP (“PwC”), independent auditors of the Company, in accordance with generally accepted auditing standards. On July 22, 2004, the Company dismissed PwC as its independent auditors. At no time during the engagement of PwC as the Company’s independent auditors were there any (i) disagreements between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures or (ii) occurrences of any “reportable event” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

      (c) The Company has delivered to Parent true and complete copies of all management letters, if any, relating to any audit or review of the financial statements or books of the Company and its Subsidiaries, and all letters or documentation, if any, relating to the Internal Controls or other accounting practices of the Company and its Subsidiaries. To the Company’s knowledge, there are no significant deficiencies or material weaknesses in the design or operation of the Internal Controls of the Company and its Subsidiaries which have adversely affected or could adversely affect the Company’s and its Subsidiaries’ ability to record, process, summarize and report financial data. The Company has reported to Parent in writing any fraud, whether or not material, that involves management or other employees of the Company and its Subsidiaries who have a significant role in the Company’s and its Subsidiaries’ Internal Controls. “Internal Controls” has the same meaning as the term “internal control over financial reporting” which is defined in Rule 13a-15(f) under the Exchange Act.

      SECTION 3.8     Leases; Advertising and Transit Contracts.

      (a) Schedule 3.8(a) of the Company Disclosure Letter lists each lease, sublease, license or other instrument granting the Company and its Subsidiaries the right to locate and maintain the Faces and other yet unbuilt advertising faces on the land or property of others (collectively, the “Leases”), and the Company has made available to Parent copies of each such Lease, and all such copies were true, complete and correct, and included all amendments, waivers and modifications thereof. Schedule 3.8(a) of the Company Disclosure Letter further identifies each Lease that contains a provision for the determination of lease payments, either principally or in the alternative, based on a percentage of outdoor advertising space revenue or some other measure of revenue of the Company or its Subsidiaries. Each Lease is in full force and effect, and is a legal, valid and binding obligation of the Company or one of its Subsidiaries and, to the Company’s knowledge, each of the other parties thereto, enforceable in accordance with its terms, except as would not have or reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in default under any Lease, and no condition or circumstance exists that, with the giving of notice or the passage of time, could become a default under any Lease. All Lease rental payments that are due have been made and are current. Neither the Company nor any of its Subsidiaries has been informed by a lessor or its representative that a lessor does not intend to renew an existing Lease.

      (b) Schedule 3.8(b) of the Company Disclosure Letter lists each advertising contract relating to the Faces (the “Advertising Contracts”), and the Company has made available to Parent copies of each such Advertising Contract, and all such copies are true, complete and correct, and include all amendments, waivers and modifications thereof. Each Advertising Contract is in full force and effect, and is a legal, valid and binding obligation of the Company or one of its Subsidiaries and, to the Company’s knowledge, each of the other parties thereto, enforceable in accordance with its terms, except as would not have or reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries and the other parties to the Advertising Contracts have performed, in all material respects, their obligations thereunder, to the extent those obligations to perform have accrued.

      (c) Schedule 3.8(c) of the Company Disclosure Letter lists each transit advertising contract and contract with a transit district to which the Company or any of its Subsidiaries are party (the “Transit Contracts”), and the Company has made available to Parent copies of each such Transit Contract, and all such copies are true, complete and correct, and include all amendments, waivers and modifications thereof. Except as set forth on Schedule 3.8(c) of the Company Disclosure Letter, each Transit Contract is in full force and effect, and is a legal, valid and binding obligation of the Company or one of its Subsidiaries and, to the Company’s knowledge, each of the other parties thereto, enforceable in accordance with its terms. The

Company and its Subsidiaries and the other parties to the Transit Contracts have performed, in all material respects, their obligations thereunder, to the extent those obligations to perform have accrued.

      (d) Except as set forth on Schedule 3.8(d) of the Company Disclosure Letter, No consent or approval of any party to any of the Leases, Advertising Contracts or Transit Contracts is required for the execution, delivery or performance of this Agreement or the transactions contemplated hereby.

      SECTION 3.9     Faces and Transit Structures.

      (a) Schedule 3.9(a) of the Company Disclosure Letter sets forth a complete and correct list of the type and location of the outdoor advertising faces and their supporting structures (the “Faces”), including those Faces scheduled to be constructed after the date hereof (the “Unbuilt Faces”), owned or leased by the Company, designating those Faces that the Company owns and those Faces that the Company leases (and with respect to the leased Faces, the lessor thereof). Schedule 3.9(a) of the Company Disclosure Letter sets forth the outdoor advertising space revenue (net of discounts, rebates, tradeouts, commercial sales, paper sales, production revenue and agency commissions) under the Advertising Contracts attributable to each Face for the one month period ended August 31, 2004. Each Face (a) is legal and conforming or legal and non-conforming, (b) available for sale and (c) is standing and in good condition acceptable within the standards of the outdoor advertising industry, except as would not have or reasonably be expected to have a Company Material Adverse Effect. Each Face is operated under a Lease or is located on Owned Real Property.

      (b) Schedule 3.9(b) of the Company Disclosure Letter sets forth a complete and correct list of the type and location by transit district of the transit advertising shelters and benches, leased to or operated by the Company under the Transit Contracts (the “Transit Structures”). Schedule 3.9(b) of the Company Disclosure Letter sets forth the outdoor advertising space revenue (net of discounts, rebates, tradeouts, commercial sales, paper sales, production revenue and agency commissions) under the Transit Contracts attributable to each Transit Structure for the one month period ended August 31, 2004. Each Transit Structure is (a) available for sale and (b) in good condition acceptable within the standards of the transit advertising industry.

      SECTION 3.10     Owned Real Property.

      (a) Schedule 3.10 of the Company Disclosure Letter sets forth a complete and correct list of all real property owned in fee by the Company and its Subsidiaries (“Owned Real Property”). Except as set forth on Schedule 3.10 of the Company Disclosure Letter, either the Company or its Subsidiaries has good and marketable fee simple title to all of its Owned Real Property, free and clear of any Liens, subject in each case to Liens that will not, in any case or in the aggregate, materially detract from the value of the Owned Real Property.

      (b) There are no pending or threatened condemnation proceedings with respect to any portion of Owned Real Property, or litigation or administrative actions relating to any portion of Owned Real Property.

      (c) All Owned Real Property and related improvements are supplied with utilities and other services necessary for the operation of the facilities currently operated on the property.

      SECTION 3.11     Litigation and Liabilities. Except as set forth on Schedule 3.11 of the Company Disclosure Letter, there are no actions, suits or proceedings pending against the Company or any of its Subsidiaries or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries, at law or in equity, or before or by any federal, state or foreign commission, court, board, bureau, agency or instrumentality. There are no outstanding judgments, decrees, injunctions, awards or orders against the Company or any of its Subsidiaries. There are no obligations or liabilities of any nature, whether accrued, absolute, contingent or otherwise, of the Company or any of its Subsidiaries, other than those liabilities and obligations (a) that are disclosed in the Company Reports, (b) that have been incurred in the ordinary course of business since December 1, 2003, (c) related to expenses associated with the transactions contemplated hereby or (d) that would not have or reasonably be expected to have a Company Material Adverse Effect. The Company has previously provided to Parent a full and complete list describing and quantifying all amounts, contingent or otherwise, payable by the Company at some time after the Effective Time in respect of prior acquisitions of businesses or assets.

      SECTION 3.12     Absence of Certain Changes. Since the date of the Company Balance Sheet, the Company has conducted its business only in the ordinary and usual course of business, and during such period there has not been (a) any event, condition, action or occurrence that has had or would reasonably be expected to have a Company Material Adverse Effect, (b) any material change by the Company or any of its Subsidiaries (viewed on a consolidated basis) in any of its accounting methods, principles or practices or any of its tax methods, practices or elections, except for changes required by GAAP, (c) any material damage, destruction, or loss to the business or properties of the Company and its Subsidiaries, taken as a whole, whether or not covered by insurance, (d) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company or any of its Subsidiaries (except payments by a Subsidiary to the Company), or any direct or indirect redemption, purchase or any other acquisition by the Company or any of its Subsidiaries of any such stock, (e) any change in the capital stock or in the number of shares or classes of the Company’s or any of its Subsidiaries’ authorized or outstanding capital stock (other than as a result of exercises of options to purchase the Company Common Shares outstanding as of the date hereof and disclosed in Schedule 3.3 of the Company Disclosure Letter) or (f) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan.

      SECTION 3.13     Taxes.

      (a) For purposes of this Agreement:

(i) “Company Group” means, individually and collectively, the Company and any Person as to which the Company is liable for Taxes incurred by such individual or entity either as transferee or pursuant Treasury Regulation Section 1.1502-6 or pursuant to any other provision of federal, territorial, state, local or foreign law or regulations;

(ii) “Returns” mean all returns, reports, estimates, declarations and statements of any nature relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties; and

(iii) “Taxes” means all federal, state, county, local, foreign or other net income, gross income, gross receipts, sales, use, ad valorem, value added, transfer, accumulated earnings, personal holding, excess profits, franchise, profits, license, withholding, payroll, employment, environmental, excise, severance, stamp, social security or similar occupation, premium, property, disability, capital stock, or windfall profits taxes, customs duties or other taxes, fees, assessments or governmental charges of any kind whatsoever, including, but not limited to, any transferee liability with respect thereto, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign).

      (b) All Returns required to be filed by or on behalf of members of the Company Group have been duly filed on a timely basis and such Returns (including all attached statements and schedules) are true, complete and correct. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by the Company Group with respect to items or periods covered by such Returns (whether or not shown on or reportable on such Returns) or with respect to any period prior to the date of this Agreement. No member of the Company Group is currently the beneficiary of any extension of time within which to file any Return.

      (c) Each member of the Company Group has withheld and paid over all Taxes required to have been withheld and paid over (including any estimated taxes), and has complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party.

      (d) There are no Liens on any of the assets of Company or its Subsidiaries with respect to Taxes other than Liens for Taxes not yet due and payable, or for Taxes that are being contested in good faith through appropriate proceedings and for which appropriate reserves have been established.

      (e) The Company has furnished or made available to Parent true and complete copies of: (i) all Returns of the Company Group for all periods beginning on or after December 1, 2000 through the date of this Agreement and (ii) all tax audit reports, work papers, statements of deficiencies, closing or other agreements received by any member of the Company Group, or on their behalf relating to Taxes. Neither the Company nor any member of the Company Group do business in or derive income from any state, local, territorial or foreign taxing jurisdiction for which Returns must be filed other than those for which all Returns have been furnished to Parent. To the Company’s knowledge, no claim has ever been made by a taxing authority in a jurisdiction in which the Company or any member of the Company Group does not file a tax return that it is or may be subject to taxation by that jurisdiction.

      (f) The Returns of the Company Group are not currently the subject of any audit by a governmental or taxing authority.

      (g) No deficiencies exist or are expected to be asserted with respect to Taxes of the Company Group, and there is no basis for the assertion of any material deficiency of Taxes. No notice (either in writing or verbally, formally or informally) has been received by any member of the Company Group that it has not filed a Return or paid Taxes required to be filed or paid by it.

      (h) No member of the Company Group is a party to any pending action or proceeding for assessment or collection of Taxes, nor has such action or proceeding been asserted or threatened (either in writing or verbally, formally or informally) against any member of the Company Group, or any of its assets.

      (i) No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of any member of the Company Group.

      (j) The Company and each member of the Company Group has disclosed on its federal income Tax Returns all positions taken thereon that could give rise to a substantial understatement penalty within the meaning of Section 6662 of the Code.

      (k) There are no requests for rulings, subpoenas or requests for information pending with respect to any member of the Company Group.

      (l) No currently effective power of attorney has been granted by any member of the Company Group with respect to any matter relating to Taxes.

      (m) The amount of the Company’s liability or the liability of any member of the Company Group for unpaid Taxes for all periods ending on or before the date hereof do not, in the aggregate exceed the amount of current liability accruals for Taxes (excluding reserves for deferral of Taxes) as set forth in the Company Balance Sheet, and the amount of the Company’s liability or the liability of any member of the Company Group for unpaid Taxes for all periods ending on or before the Closing Date will not, in the aggregate, exceed the amount of the current liability accruals for Taxes (excluding reserves for deferred Taxes), as such accruals are reflected on the balance sheets of the Company or its Subsidiaries, respectively, as of the Closing Date.

      (n) Neither the Company nor any member of the Company Group has made an election, or is required to treat any asset as owned by another Person for federal income tax purposes or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code.

      (o) Since December 1, 2000, neither the Company nor its Subsidiaries has issued or assumed any indebtedness that is subject to Section 279(b) of the Code.

      (p) No member of the Company Group has entered into any compensatory agreements with respect to the performance of services which payment thereunder will result in a nondeductible expense pursuant to Section 280G of the Code or an excise tax to the recipient of such payment pursuant to Section 4999 of the Code.

      (q) No consent under Section 341(f) of the Code has been filed with respect to any member of the Company Group.

      (r) Neither the Company nor its subsidiaries has agreed, nor is required to make, any adjustment under Section 481(a) of the Code by reason of change in accounting method or otherwise.

      (s) Neither the Company nor its Subsidiaries has disposed of any property that has been accounted for under the installment method.

      (t) Neither the Company nor its Subsidiaries is a party to any interest rate swap, currency swap or similar transaction.

      (u) No member of the Company Group has been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the period specified in Section 897(c)(1)(A)(ii) of the Code, and Parent is not required to withhold tax on the acquisition of the Company Common Shares by reason of Section 1445 of the Code.

      (v) No member of the Company Group has participated in any international boycott as defined in Section 999 of the Code.

      (w) Neither the Company nor any of its Subsidiaries is subject to any joint venture, partnership or other arrangement or contract that is treated as a partnership for federal income tax purposes.

      (x) No member of the Company Group has made any of the elections described in subparagraphs (n), (q) or (r) of this Section 3.13 or is required to apply any of the rules applicable to such elections under any comparable state or local income tax provisions.

      (y) Except as set forth in Schedule 3.13(y) of the Company Disclosure Letter, no member of the Company Group has or has ever had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the U.S. and such foreign country.

      (z) Set forth in Schedule 3.13(z) of the Company Disclosure Letter or in documents furnished or made available, or within five business days from the date hereof will furnish or make available, to Parent is accurate and complete information with respect to each of the following:

(i) any tax elections made by any member of the Company Group currently in effect or that would otherwise affect the Company or any member of the Company Group;

(ii) any tax carryovers (either forward or backwards) of the Company or its Subsidiaries;

(iii) the Company’s basis in its assets;

(iv) the Company’s current and accumulated earnings and profits;

(v) excess loss accounts in the Company Group; and

(vi) deferred intercompany transactions in the Company Group.

      (aa) Neither the Company nor its Subsidiaries is a party to any Tax allocation or sharing agreement or has any liability for the Taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of local, state or federal law), as transferee or successor, by contract or otherwise.

      (bb) No member of the Company Group has prepared or filed any Return inconsistent with past practice or, on any such Return, taken any position, made any election or adopted any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Returns in prior periods, or settled or compromised any material federal, state or local income tax liability.

      (cc) To the Company’s knowledge, after consulting with its tax advisors, neither the Company nor any affiliate has taken or agreed to take any action which would prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Code. In furtherance and not in limitation of the foregoing:

(i) Neither the Company nor any of its affiliates has redeemed or otherwise purchased any Company Common Shares at any time during the 24 months preceding the date of this Agreement.

(ii) Neither the Company nor any of its Subsidiaries has taken any action that would cause Merger Sub not to acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by the Company immediately prior to the Merger. For purposes of this representation, amounts paid by the Company to its stockholders, Company assets used to pay its reorganization expenses and all redemptions and distributions made by the Company immediately preceding the Merger will be included as assets of the Company held immediately prior to the Merger. In furtherance and not in limitation of the foregoing, neither the Company nor any of its Subsidiaries has transferred any significant portion of its assets at any time during the 24 months preceding the date of this Agreement.

(iii) The liabilities of the Company to be assumed by Merger Sub in the Merger and the liabilities to which the assets of the Company are subject were incurred by the Company in the ordinary course of its business.

(iv) The Company is not an investment company. (For purposes of this representation, the term “investment company” means a regulated investment company, a real estate investment trust, or a corporation 50% or more of the value of whose total assets are stock and securities and 80% or more of the value of whose total assets are assets held for investment. In making the 50% and the 80% determinations under the preceding sentence, stock and securities in any subsidiary corporation are disregarded and the parent corporation is deemed to own its ratable share of the subsidiary’s assets. A corporation is considered a subsidiary for this purpose if any other corporation owns 50% or more of the combined voting power of all classes of stock entitled to vote or 50% or more of the total value of shares of all classes of stock outstanding.)

(v) The Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

      SECTION 3.14     Employee Benefit Plans.

      (a) For purposes of this Section 3.14, the Subsidiaries of the Company shall include any enterprise which, with the Company, forms or formed a controlled group of corporations, a group of trades or business under common control or an affiliated service group, within the meaning of Section 414(b), (c) or (m) of the Code.

      (b) All employee benefit plans, programs, arrangements and agreements (whether or not described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not written or oral and whether or not legally enforceable (in part or in full) covering active, former or retired employees of the Company and any of its Subsidiaries which provide benefits to such employees, or as to which the Company or any Subsidiary has any liability or contingent liability, are listed on Schedule 3.14(b) of the Company Disclosure Letter (the “Company Benefit Plans”).

      (c) The Company has made available to Parent a true, correct and complete copy of each of the Company Benefit Plans, and all contracts relating thereto, or to the funding thereof, including all trust agreements, insurance contracts, administration contracts, investment management agreements, subscription and participation agreements and record-keeping agreements, each as in effect on the date hereof. In the case of any Company Benefit Plan that is not in written form, Parent has been supplied with an accurate description of such Company Benefit Plan as in effect on the date hereof. A true, correct and complete copy of the most recent annual report, actuarial report, accountant’s opinion of the plan’s financial statements, summary plan description and IRS determination letter with respect to each Company Benefit Plan, to the extent applicable, and a current schedule of assets (and the fair market value thereof assuming liquidation of any asset which is not readily tradable) held with respect to any funded Company Benefit Plan have been made available to

Parent. There have been no material changes in the financial condition in the respective plans from that stated in the annual reports and actuarial reports supplied.

      (d) All Company Benefit Plans comply in form and have been administered in operation in all material respects with all requirements of ERISA, the Code and other applicable laws and regulations, no event has occurred which will or could cause any such Company Benefit Plan to fail to comply in all material respects with such requirements and no notice has been received by the Company from any governmental authority questioning or challenging such compliance. None of the Company Benefit Plans is presently under audit, examination or investigation (nor has the Company or any of its Subsidiaries received notice of a potential audit, examination or investigation) by any governmental authority.

      (e) All required employer contributions under any such plans have been made or have been fully accrued and such accruals are properly reflected on the Company Balance Sheet. No changes in contributions or benefit levels with respect to any of the Company Benefit Plans are scheduled to occur after the date of this Agreement.

      (f) Any Company Benefit Plan intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified under currently operative provisions of the Code and nothing has occurred, or, to the Company’s knowledge, could reasonably be expected to occur, to cause the loss of such qualified status.

      (g) No Company Benefit Plan is (i) covered by Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or (iv) an equivalent plan for purposes of any foreign laws.

      (h) There are no pending or anticipated claims against or otherwise involving any of the Company Benefit Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of the Company Benefit Plan activities) has been brought against or with respect to any Company Benefit Plan or any of the fiduciaries thereof.

      (i) Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur any liability under Section 412 of the Code, Section 302 of ERISA or subtitle C or D of Title IV of ERISA with respect to any “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly sponsored, maintained, or contributed to (or required to be contributed to) by the Company, any Company Subsidiary or any entity which is considered one employer with the Company under Section 4001 of ERISA.

      (j) Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur any liability under subtitle E of Title IV of ERISA with respect to any “multiemployer plan,” within the meaning of Section 4001(a)(3) of ERISA.

      (k) Except as set forth on Schedule 3.14(k) of the Company Disclosure Letter, none of the assets of any Company Benefit Plan is invested in employer securities (as defined in Section 407(d)(1) of ERISA) or employer real property (as defined in Section 407(d)(2) of ERISA).

      (l) There have been no “prohibited transactions” (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan.

      (m) There have been no acts or omissions by the Company or any of its Subsidiaries which have given rise to or may give rise to fines, penalties, taxes or related charges under Section 501 or 502 of ERISA or Chapters 43, 47, 68 or 100 of the Code for which the Company, any of its Subsidiaries or any fiduciary of any Company Benefit Plan are or may be liable.

      (n) Each Company Benefit Plan which constitutes a “group health plan” (as defined in Section 607(1) of ERISA or Section 4980B(g)(2) of the Code) has been operated in compliance with applicable law, including coverage requirements of Sections 4980B of the Code, Chapter 100 of the Code and Section 601 of ERISA to the extent such requirements are applicable.

      (o) Neither the Company nor any of its Subsidiaries has any liability or contingent liability for providing, under any Company Benefit Plan or otherwise, any post-retirement medical or life insurance benefits, other than statutory liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and Section 4980B of the Code.

      (p) Obligations under the Company Benefit Plans are properly reflected in the financial statements of the Company in accordance with GAAP.

      (q) There has been no act or omission that would impair the ability of Parent or any of its Subsidiaries (or any successor thereto) to unilaterally amend or terminate any Company Benefit Plan without the prior consent of any person or persons.

      (r) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (i) result in any payment from the Company or its Subsidiaries (including severance, unemployment compensation, parachute payment, bonus or otherwise) becoming due to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries under any Company Benefit Plan or otherwise; (ii) increase any benefits otherwise payable under any Company Benefit Plan or otherwise; or (iii) except as set forth on Schedule 3.14(r) of the Company Disclosure Letter, result in the acceleration of the time of payment or vesting of any such benefits. Schedule 3.14(r) of the Company Disclosure Letter sets forth the severance obligations of the Company and its Subsidiaries with respect to each of their employees in the event of termination of such employees, whether or not such termination is for cause or otherwise.

      (s) There are no contingent deferred sales charges or similar surrender fees, asset charges or other penalties that will become payable by any of the Company and the Subsidiaries as a result of the termination of any of the Company Benefit Plans or the mergers of the assets of any of the Company Benefit Plans into a plan or benefit arrangement of Parent.

      (t) No liability under any Company Benefit Plan has been funded nor has any obligation under any Company Benefit Plan been satisfied with the purchase of a contract from an insurance company as to which such insurance company has given notice that it is insolvent or is in rehabilitation or any similar proceeding.

      SECTION 3.15     Labor Matters.

      (a) Except as set forth on Schedule 3.15(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization.

      (b) Neither the Company nor any of its Subsidiaries is subject to a dispute, strike or work stoppage with respect to any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization to which it is a party or by which it is bound, nor is there any grievance pending against the Company or any of its Subsidiaries brought by any labor union or labor organization under any such collective bargaining agreement, contract or other agreement or understanding.

      (c) To the Company’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries.

      SECTION 3.16     Employee Matters.

      (a) Schedule 3.16(a) of the Company Disclosure Letter sets forth:

(i) a list of the name, title, current annual compensation rate (but excluding bonus and commissions) of each employee of the Company and its Subsidiaries;

(ii) organizational charts; and

(iii) standard forms of all current employment, consulting, employee confidentiality or similar agreements to which the Company or any of its Subsidiaries is a party or bound by.

      (b) The Company and its Subsidiaries have made available to Parent complete and correct copies of all (i) employee handbooks of the Company or any of its Subsidiaries, (ii) employee bonus and commission plans currently in effect or pursuant to which of the Company or any of its Subsidiaries has any liability or obligation and (iii) reports and/or plans prepared or adopted pursuant to the Equal Employment Opportunity Act of 1972, as amended.

      (c) Accruals with respect to the bonus, sick leave and vacation benefits of the employees of the Company and its Subsidiaries have been made in accordance with the terms of the applicable Employee Plans and GAAP.

      (d) (i) Each of the Company and its Subsidiaries has complied and is in material compliance with all applicable laws, ordinances, governmental rules or regulations respecting employment and employment practices, terms and conditions of employment, wages and hours, employee privacy, occupational safety and health and the Workers Adjustment and Retraining Notification Act (or any similar state, local or foreign law); (ii) neither the Company nor any Subsidiary is engaged in any unfair labor practice within the meaning of Section 8 of the National Labor Relations Act (or any similar state, local or foreign law); and (iii) there is no proceeding pending or, to the Company’s knowledge, threatened, or any investigation pending or, to the Company’s knowledge, threatened, against the Company or any of its Subsidiaries relating to subsections (i) or (ii) above, and, to the Company’s knowledge, there exists no basis for any such proceeding or investigation.

      (e) There are no charges of, formal, informal or internal complaints of, or proceedings involving, discrimination or harassment (including discrimination or harassment based upon sex, age, marital status, race, religion, color, creed, national origin, sexual preference, handicap or veteran status) pending or, to the Company’s knowledge, threatened, nor is there any investigation pending or, to the Company’s knowledge, threatened, including investigations before the Equal Employment Opportunity Commission or any federal, state, local or foreign agency or court, with respect to the Company or any of its Subsidiaries.

      (f) No current or former employee of the Company or any of its Subsidiaries has been discharged, demoted, suspended, threatened, harassed or discriminated against in any other manner by the Company, any of its Subsidiaries or any of their directors, officers, employees or agents in violation of Section 1514A of Title 18 of the United States Code or any similar foreign law.

      (g) No employee of the Company or any of its Subsidiaries (i) to the Company’s knowledge, is in violation of any term of any patent disclosure agreement, non-competition agreement or any restrictive covenant imposed by a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or any of its Subsidiaries or to the use of trade secrets or proprietary information of others, or (ii) in the case of any key employee or group of key employees, has given notice to the Company or any of its Subsidiaries that such employee or any employee in a group of key employees intends to terminate his or her employment with the Company.

      SECTION 3.17     Environmental Matters.

      (a) For purposes of this Agreement:

(i) “Environmental Laws” means any and all applicable laws, statutes, regulations, rules, orders, ordinances, legally enforceable directives, and rules of common law of any governmental entity pertaining to protection of human health (to the extent arising from exposure to Hazardous Materials) or the environment (including any natural resource damages or any generation, use, storage, treatment, disposal, transportation, release, threatened release, discharge or emission of Hazardous Materials into the indoor or outdoor environment) in effect as of the date hereof and at the time of Closing;

(ii) “Hazardous Materials” means any (A) chemical, product, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under any Environmental Law, (B) asbestos containing materials, whether in a friable or non-friable condition, polychlorinated biphenyls, naturally occurring radioactive materials or radon and (C) any petroleum hydrocarbons, petroleum products, petroleum substances, crude oil, natural gas, and any components, fractions, or derivatives thereof;

(iii) “Environmental Permits” means any and all permits, registrations, licenses, consents, exemptions, variances, authorizations and similar approvals required under Environmental Laws;

(iv) “Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping or disposing into the air, surface water, ground water or onto the ground, ground surface or onto or into man-made structures;

(v) “Company Real Properties” means those real properties owned, leased or otherwise operated by the Company or its Subsidiaries in connection with the performance of their respective businesses; and

(vi) “Offsite Non-Company Real Properties” means any real properties other than the Company Real Properties.

      (b) Except as would not have or reasonably be expected to have a Company Material Adverse Effect:

(i) the Company and its Subsidiaries and their respective operations, assets, businesses and Company Real Properties are and have been in compliance with all Environmental Laws and Environmental Permits;

(ii) all Environmental Permits required under Environmental Laws for operating the Company’s and its Subsidiaries’ assets, businesses, and Company Real Properties as they are currently being operated have been obtained and are currently in full force and effect and, to the Company’s knowledge, there are no conditions or circumstances that would limit or preclude it or its Subsidiaries from renewing such Environmental Permits;

(iii) the Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened claims, actions, suits, investigations, inquiries or proceedings under Environmental Laws and neither the Company nor its Subsidiaries have received written notice of alleged violations under applicable Environmental Laws with respect to their respective operations, assets, businesses or Company Real Properties;

(iv) there have been no Releases of Hazardous Materials on, under or from the Company Real Properties and there are no investigations, remediations, removals, or monitorings of Hazardous Materials required under Environmental Laws at such properties;

(v) neither the Company nor any of its Subsidiaries has received any written notice asserting an alleged liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal or monitoring of any Hazardous Materials at, under or Released or threatened to be Released from any Offsite Non-Company Real Properties and, to the Company’s knowledge, there are no conditions or circumstances that would reasonably be expected to result in the receipt of such written notice;

(vi) there has been no exposure of any person or property to Hazardous Materials in connection with the Company’s or its Subsidiaries’ operations, assets, businesses or Company Real Properties that would reasonably be expected to form the basis for a claim for damages or compensation; and

(vii) the Company and its Subsidiaries have made available to Parent complete and correct copies of all material environmental site assessment reports, studies, and correspondence on environmental matters (in each instance relevant to the Company or its Subsidiaries) that are in the Company’s or its Subsidiaries’ possession and relating to their respective operations, assets, businesses or Company Real Properties.

      SECTION 3.18     Intellectual Property. The Company and its Subsidiaries exclusively own or possess all necessary licenses on an exclusive basis or other valid rights to use, without any obligation to make fixed or contingent payments, including any royalty payments, all patents, patent rights, trademarks, trademark rights and proprietary information used or held for use in connection with their respective businesses as currently being conducted, free and clear of Liens, and there are no assertions or claims challenging the validity of any of the foregoing. Except in the ordinary course of business, neither the Company nor any of its Subsidiaries has granted to any other person any license to use any of the foregoing. The conduct of the Company’s and its Subsidiaries’ respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, service-marks, trademarks, trademark rights, trade names, trade name rights, copyrights or other intellectual property rights of others, except as would not have or reasonably be expected to have a Company Material Adverse Effect. To the Company’s knowledge, there is no infringement of any proprietary right owned by or licensed by or to the Company or any of its Subsidiaries.

      SECTION 3.19     Title to Properties. Except for goods and other property sold, used or otherwise disposed of since the date of the Company Balance Sheet in the ordinary course of business for fair value, as of the date hereof, the Company has defensible title to all its properties, interests in properties and assets, real and personal, reflected in the Company Balance Sheet, free and clear of any Lien, except: (a) Liens reflected therein or otherwise disclosed herein; (b) Liens for current taxes not yet due and payable; and (c) such imperfections of title, easements and Liens that do not materially impair the value of such property or asset. All leases and other agreements (but excluding the Leases and Transit Contracts) pursuant to which the Company or any of its Subsidiaries leases or otherwise acquires or obtains operating rights affecting any real or any material personal property are listed on Schedule 3.19 of the Company Disclosure Letter and are valid, effective and enforceable, and there is not, under any such leases, any existing or prospective default or event of default or event which with notice or lapse of time, or both, would constitute a default by the Company or any of its Subsidiaries. All significant operating equipment of the Company and its Subsidiaries is in good operating condition, ordinary wear and tear excepted.

      SECTION 3.20     Insurance. The Company and its Subsidiaries maintain insurance coverage adequate and customary in the industry for the operation of their respective businesses. Schedule 3.20 of the Company Disclosure Letter lists each insurance policy maintained by the Company and its Subsidiaries, and true and complete copies of all such policies have been previously provided to the Parent. Since December 1, 2002, there have been no claims made or paid, either individually or in the aggregate, in excess of Twenty Five Thousand and 00/100 Dollars ($25,000.00). All premiums due under such policies have been paid or accrued for and all such policies are in full force and effect. As of the date hereof, no notice of cancellation or non-renewal of any policy and no notice of disallowance of any claim under any insurance policy has been received by the Company or any of its Subsidiaries. Except as provided in the applicable policy, neither the Company nor any of its Subsidiaries has any liability for or exposure to any premium expense for expired policies and there are no current claims by either the Company or any of its Subsidiaries under any such policy as to which coverage has been denied or disputed by the underwriters of such policies, nor are there any material insured losses for which claims have not been made.

      SECTION 3.21     Bank Accounts; Powers of Attorney. Schedule 3.21 of the Company Disclosure Letter sets forth each bank account or cash account maintained by the Company at any bank, brokerage or other financial firm, the name of the institution at which such account is maintained, the number of the account and the names of the individuals having authority to withdraw funds from such account.

      SECTION 3.22     Related Party Transactions.

      (a) Schedule 3.22(a) of the Company Disclosure Letter list each transaction since December 1, 2002 involving or for the benefit of the Company or its Subsidiaries, on the one hand, and any director or executive officer of the Company or any of its Subsidiaries or an affiliate of any such director or executive officer, on the other hand, including without limitation, (i) any debtor or creditor relationship, (ii) any transfer or lease of real or personal property, (iii) wages, salaries, commissions, bonuses and agreements relating to employment and (iv) purchases or sales of products or services.

      (b) Schedule 3.22(b) of the Company Disclosure Letter lists (i) all agreements and claims of any nature that any executive officer or director of the Company or any of its Subsidiaries or an affiliate of any such director or executive officer has with or against the Company or any of its Subsidiaries as of the date hereof and (ii) all agreements and claims of any nature that the Company or any of its Subsidiaries has with or against any director or executive officer of the Company or any of its Subsidiaries or an affiliate of any such director or executive officer as of the date hereof.

      SECTION 3.23     Certain Contracts. Neither the Company nor any of its Subsidiaries is a party to or bound by (i) any non-competition agreement or any other agreement or obligation which purports to limit the manner in which, or the localities in which, the Company or any of its Subsidiaries may conduct their businesses or (ii) any executory agreement or obligation which pertains to the acquisition or disposition of any asset, or which provides any third party any lien, claim or preferential right with regard thereto, except, in the case of this clause (ii), for such agreements or obligations that would not have or reasonably be expected to have a Company Material Adverse Effect.

      SECTION 3.24     Contracts; Debt Instruments.

      (a) Except for documents filed or listed as exhibits to the Company Reports filed since December 1, 2002 or as otherwise disclosed herein, there are no contracts that are material to the business, properties, assets, financial condition or results of operations of the Company and its Subsidiaries taken as a whole (“Company Material Contracts”). Except as set forth on Schedule 3.24(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is in violation of or in default under (nor does there exist any condition which with the passage of time or the giving of notice or both would cause such a violation of or default under) any Company Material Contract to which it is a party or by which it or any of its properties or assets is bound. Each Company Material Contract is in full force and effect, and is a legal, valid and binding obligation of the Company or one of its Subsidiaries and, to the Company’s knowledge, each of the other parties thereto, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity. No condition exists or event has occurred which (whether with or without notice or lapse of time or both) would constitute a default by the Company or one of its Subsidiaries or, to the Company’s knowledge, any other party thereto under any Company Material Contract or result in a right of termination of any Company Material Contract.

      (b) Set forth in Schedule 3.24 of the Company Disclosure Letter is, as of the date hereof, (i) a list of all loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments pursuant to which any indebtedness of the Company or its Subsidiaries in an aggregate principal amount in excess of $100,000 is outstanding or may be incurred, and (ii) the respective principal amounts outstanding thereunder as of the date hereof. For purposes of this Section 3.24 and Section 5.1, “indebtedness” means, with respect to any Person, without duplication, (A) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (B) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such Person upon which interest charges are customarily paid, (D) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (E) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person or creditors for raw materials, inventory, services and supplies incurred in the ordinary course of business), (F) all capitalized lease obligations of such Person, (G) all obligations of others secured by any lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (H) all obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof), (I) all letters of credit issued for the account of such Person and (J) all guarantees and arrangements having the economic effect of a guarantee by such Person of any indebtedness of any other Person. Except as set forth on Schedule 3.24 of the Company Disclosure Letter, all of the outstanding indebtedness of the Company and each of its Subsidiaries may be prepaid by the Company or its Subsidiary at any time without the consent or approval of, or prior notice to, any other Person, and without payment of any premium or penalty.

      (c) Neither the Company nor any of its Subsidiaries has entered into any contract and there is no commitment, judgment, injunction, order or decree to which the Company or any of its Subsidiaries is a party or subject to that has or would reasonably be expected to have the effect of prohibiting or impairing the conduct of business by the Company or any of its Subsidiaries or any contract that may be terminable as a result of Parent’s status as a competitor of any party to such contract, except, in each case, for any prohibition, impairment or termination right that would not have or reasonably be expected to have a Company Material Adverse Effect.

      SECTION 3.25     Vote Required. The affirmative vote of holders of a majority of the outstanding Company Common Shares is the only vote necessary to adopt this Agreement and the transactions contemplated hereby (as applied to this Agreement and the transactions contemplated hereby, the “Company Requisite Vote”).

      SECTION 3.26     Certain Approvals. Prior to the execution and delivery of the Voting Agreement, the Consulting Agreement and this Agreement, the Company’s Board of Directors unanimously approved (a) an amendment to the Company’s bylaws to provide that Sections 801 through 816 of the OBCA do not apply to acquisitions of its voting shares (b) the execution and delivery of the Voting Agreement by the Executive, (c) the execution and delivery of the Consulting Agreement by the Executive and (d) this Agreement and the other transactions contemplated hereby, including the Merger. The Company’s Board of Directors has taken any and all necessary and appropriate action to render inapplicable to the Merger and the other transactions contemplated by this Agreement the restrictions contained in Sections 801 through 816 and Sections 825 through 845 of the OBCA and any other “fair price,” “moratorium,” control share acquisition, interested stockholder or other similar antitakeover provision or regulation and any restrictive provision of any antitakeover provision in the articles of incorporation or bylaws of the Company, and no such antitakeover provision or regulation restricts or conflicts with the Merger and the transactions contemplated hereby. The Company has no stockholder rights plan or “poison pill” or similar plan or agreement.

      SECTION 3.27     Opinion of Financial Advisor. The Company’s Board of Directors has retained D.A. Davidson & Co. (the “Company’s Financial Advisor”) to issue an opinion (the “Fairness Opinion”) regarding the fairness of the Merger Consideration, from a financial point of view, with respect to the holders of the Company Common Shares (other than Parent and its Subsidiaries); it being understood and acknowledged by Parent that the Fairness Opinion will be rendered for the benefit of the Company’s Board of Directors, and is not intended to, and may not, be relied upon by Parent, its affiliates or their respective Subsidiaries.

      SECTION 3.28     Brokers; Schedule of Fees and Expenses.

      (a) Except for the engagement of the Company’s Financial Advisor to act as its financial advisor in connection with the Merger and render the Fairness Opinion, or as otherwise set forth on Schedule 3.28(a) of the Company Disclosure Letter, the Company has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of Parent, Merger Sub or the Company to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby. Schedule 3.28 of the Company Disclosure Letter sets forth the terms of engagement of the Company’s Financial Advisor’s and such other Persons identified thereof (including the fees owed by the Company in connection therewith).

      (b) Schedule 3.28 of the Company Disclosure Letter sets forth a complete list of the estimated fees and expenses incurred and to be incurred by the Company and any of its Subsidiaries in connection with this Agreement and the transactions contemplated hereby (including the fees and expenses of the Company’s Financial Advisor and of the Company’s legal counsel and accountants).

      SECTION 3.29     Complete Disclosure. Neither this Agreement nor the Company Disclosure Letter contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading.

      SECTION 3.30     Customers and Suppliers. Neither the Company nor any of its Subsidiaries have any customers that represented 5% or more of the Company’s consolidated revenues in the fiscal year ended November 30, 2003 or in the six-month period ended May 31, 2004. No material supplier or exclusive supplier of the Company or any of its Subsidiaries has indicated to the Company or any of its Subsidiaries that it will stop, or decrease the rate of, supplying materials, products or services to them.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

      Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

      SECTION 4.1     Existence; Good Standing; Corporate Authority. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified would not have or reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of each of Parent’s and Merger Sub’s charter documents previously made available to the Company are true and correct and contain all amendments as of the date hereof.

      SECTION 4.2     Authorization, Validity and Effect of Agreements. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party. The consummation by each of Parent and Merger Sub of the transactions contemplated hereby, including the issuance and delivery by Parent of the Parent Common Shares pursuant to the Merger, has been duly authorized by all requisite corporate action. The approval by Parent’s stockholders of the issuance of Parent Common Shares pursuant to the Merger is not required. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes the valid and legally binding obligation of each of Parent and Merger Sub, enforceable in accordance with its terms.

      SECTION 4.3     Capitalization.

      (a) The authorized capital stock of Parent consists exclusively of (i) 175,000,000 shares of Class A Common Stock, $0.001 par value per share, (ii) 37,500,000 shares of Class B Common Stock, $0.001 par value per share, (iii) 1,000,000 shares of Series AA Preferred Stock, $0.001 par value per share, and (iv) 10,000 shares of Class A Preferred Stock, $638 par value per share. As of September 13, 2004, the following shares are outstanding: (A) 88,663,699 shares of Class A Common Stock, (B) 15,672,527 shares of Class B Common Stock, (C) 5,719.49 shares of Series AA Preferred Stock and (D) no shares of Class A Preferred Stock. No shares of any class are held in treasury. All of the issued and outstanding shares of Parent have been validly issued, are fully paid and nonassessable and are free of preemptive rights. As of the date hereof, 10,000,000 shares of the Class A Common Stock of Parent are reserved for issuance pursuant to the exercise of stock options granted and outstanding under the stock option plan designated the Lamar Advertising 1996 Equity Incentive Plan, as amended.

      (b) The Parent Common Shares to be issued as Merger Consideration have been duly authorized and, when issued and delivered in accordance herewith, will be validly issued, fully paid, nonassessable and free of preemptive rights.

      (c) The authorized capital stock of Merger Sub consists exclusively of 1,000 shares of Common Stock, par value $.01 per share, of which 1,000 shares are outstanding and no shares are held in treasury.

      SECTION 4.4     No Violation; Compliance with Laws. Neither Parent nor any of its Subsidiaries is, or has received notice that it would be with the passage of time, in violation of any term, condition or provision of (a) its charter documents or bylaws, (b) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument or (c) any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which Parent or any of its Subsidiaries or any of their respective properties or assets is subject, or is delinquent with respect to any report required to be filed with any governmental entity, except, in the case of matters described in clauses (b) or (c), as would not have or reasonably be expected to have a Parent Material Adverse Effect. Except as would not have or reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all governmental authorities necessary for the lawful conduct of their respective businesses (the “Parent Permits”) and (ii) Parent and its Subsidiaries are in compliance with the terms of the Parent Permits. No investigation by any governmental authority with respect to Parent or any of its Subsidiaries is pending or, to Parent’s knowledge, threatened.

      SECTION 4.5     No Conflict.

      (a) Neither the execution and delivery by Parent and Merger Sub of this Agreement nor the consummation by Parent and Merger Sub of the transactions contemplated hereby in accordance with the terms hereof will: (i) conflict with or result in a breach of any provisions of the charter documents or bylaws of Parent or Merger Sub; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Parent or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Parent or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, Parent Permit, lease, contract, agreement, joint venture or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which Parent or any of its Subsidiaries or any of their properties is bound or affected; or (iii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Parent or any of its Subsidiaries, except, in the case of matters described in clause (ii) or (iii), as would not have or reasonably be expected to have a Parent Material Adverse Effect.

      (b) Neither the execution and delivery by Parent or Merger Sub of this Agreement nor the consummation by Parent or Merger Sub of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any governmental or regulatory authority, other than Regulatory Filings, and listing of the Parent Common Shares to be issued in the Merger on the Nasdaq National Market System, except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make would not have or reasonably be expected to have a Parent Material Adverse Effect.

      (c) Other than as contemplated by Section 4.5(b), no consents, assignments, waivers, authorizations or other certificates are necessary in connection with the transactions contemplated hereby to provide for the continuation in full force and effect of all of Parent’s contracts or leases or for Parent to consummate the transactions contemplated hereby, except where the failure to receive such consents or other certificates would not have or reasonably be expected to have a Parent Material Adverse Effect.

      SECTION 4.6     SEC Documents; Financial Statements.

      (a) Parent has made available to the Company each registration statement, report, proxy statement, information statement or other document filed by Parent with the SEC since January 1, 2001, each in the form (including exhibits and any amendments thereto) filed with the SEC prior to the date hereof (all of which are publicly available on the SEC’s EDGAR system), and Parent has filed all forms, reports and documents required to be filed by it with the SEC pursuant to relevant securities statutes, regulations, policies and rules since such time. All such registration statements, forms, reports and other documents (including those that Parent may file after the date hereof until the Closing) are referred to herein as the “Parent Reports.” The Parent Reports were or will be filed on a timely basis. As of their respective filing times, the Parent Reports (a) were or will be prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act, The Nasdaq Stock Market and the rules and regulations thereunder and complied with the then applicable accounting requirements and (b) did not or will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents or will fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of its date and each of the consolidated statements of operations, cash flows and stockholders’ equity included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents or will fairly present in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Parent and its Subsidiaries for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except, in the case of unaudited statements, for year-end audit adjustments and as otherwise may be noted therein. The consolidated, unaudited balance sheet of Parent as of June 30, 2004 is referred to herein as the “Parent Balance Sheet.”

      (b) There are no significant deficiencies or material weaknesses in the design or operation of the Internal Controls of Parent and its Subsidiaries which have adversely affected or could adversely affect Parent’s and its Subsidiaries’ ability to record, process, summarize and report financial data.

      SECTION 4.7     Absence of Certain Changes. Since the date of the Parent Balance Sheet, Parent has conducted its business only in the ordinary and usual course of business, and during such period there has not been any event, condition, action or occurrence that has had or would reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE 5

COVENANTS

      SECTION 5.1     Company’s Conduct of Business. Prior to the Effective Time, except as set forth in the Company Disclosure Letter or as expressly contemplated hereby or as consented to in writing by Parent, the Company shall, and shall cause each of its Subsidiaries to:

(a) conduct its operations according to their usual, regular and ordinary course in substantially the same manner as heretofore conducted, including diligently pursuing the construction of Unbuilt Faces in accordance with Schedule 3.9(a) of the Company Disclosure Letter;

(b) use its reasonable best efforts to preserve intact its business organization and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with it;

(c) not amend its articles of incorporation or bylaws (or other similar governing instruments) and not adopt or implement any stockholder rights plan;

(d) promptly notify Parent of any material adverse change in its financial condition or business or any termination, cancellation, repudiation or breach of any Company Material Contract or any other relationship with a significant customer (or communications expressly indicating the same may be contemplated), or the institution of any material litigation or governmental complaints, investigations or hearings (or communications in writing indicating the same may be contemplated), or the breach of any representation or warranty contained herein;

(e) promptly make available (in paper form or via the Internet) to Parent true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement;

(f) not (i) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date of this Agreement and disclosed in the Company Disclosure Letter or referred to in clause (ii) below, issue any shares of its capital stock or (ii) grant, confer or award any option, warrant, conversion right or other right not existing on the date of this Agreement to acquire any shares of its capital stock except pursuant to contractual commitments existing on the date of this Agreement and disclosed in the Company Disclosure Letter;

(g) not (i) increase any compensation or benefits of any officer, director, employee or agent of the Company or any of its Subsidiaries, except in the ordinary course of business with respect to employees other than executive officers of the Company or any of its Subsidiaries, or enter into or amend any employment agreement or severance agreement with any of its present or future officers, directors or employees, or (ii) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend (except as required by law) any existing employee benefit plan in any material respect;

(h) not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock (except with respect to any payments by a Company Subsidiary to the Company) or (ii) redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries or any option, warrant, conversion right or other right to acquire such shares, or make any commitment for any such action;

(i) not sell, lease or otherwise dispose of any of its assets (including capital stock of Subsidiaries), except in the ordinary course of business and for fair value;

(j) not authorize, propose, agree to, enter into or consummate any merger, consolidation or business combination transaction (other than the Merger) or acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(k) not, except as may be required as a result of a change in law or in GAAP, change any of the accounting principles or practices used by it;

(l) use reasonable best efforts to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary;

(m) not (i) make or rescind any express or deemed election relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments where it has the capacity to make such binding election, (ii) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes or (iii) change in any respect any of its methods of reporting any item for federal income tax purposes from those employed in the preparation of its federal income tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable law;

(n) not (i) incur any indebtedness for borrowed money, except for borrowings in the ordinary course of business under the Company’s line of credit existing on the date hereof, or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities or guarantee any debt securities of others, (ii) except in the ordinary course of business, enter into any material contract or lease (whether such lease is an operating or capital lease) or create any mortgages, liens, security interests or other encumbrances on the property of the Company or any of its Subsidiaries or (iii) make or commit to make capital expenditures in excess of $100,000 individually or $500,000 in the aggregate;

(o) not take any action that is likely to delay materially or adversely affect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental authority, commission, board or other regulatory body or the expiration of any applicable waiting period required to consummate the Merger;

(p) unless in the good faith opinion of its Board of Directors after consultation with its outside legal counsel complying with the following provisions would be inconsistent with the fiduciary duties of such Board of Directors and only then if taking such actions would not violate any of the other terms of this Agreement, not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party; and during such period shall enforce, to the fullest extent permitted under applicable law, the provisions of such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the U.S. or any state having jurisdiction;

(q) not enter into or amend any agreement with any holder of Company capital stock with respect to holding, voting or disposing of Company Common Shares;

(r) not by resolution of its Board of Directors or otherwise cause or permit the acceleration of rights, benefits or payments under any Company Benefit Plans, except as required under the terms of the Company Benefit Plans and disclosed in the Company Disclosure Letter;

(s) not split, combine, subdivide or reclassify its outstanding shares of capital stock or otherwise change its capitalization as its existed on the date of this Agreement;

(t) not enter into any joint venture, partnership or other joint business venture with any person; and

(u) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action which would make any representation or warranty of the Company in this Agreement untrue or incorrect in any material respect, or would materially impair or prevent the satisfaction of any conditions in Article 6 hereof.

      SECTION 5.2     Parent’s Conduct of Business. Prior to the Effective Time Parent shall:

(a) conduct its operations according to their usual, regular and ordinary course in substantially the same manner as heretofore conducted; and

(b) not take any action that is likely to delay materially or adversely affect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental authority, commission, board or other regulatory body or the expiration of any applicable waiting period required to consummate the Merger.

      SECTION 5.3     No Solicitation by the Company.

      (a) The Company agrees that it and its Subsidiaries (i) will not (and the Company will not permit its or its Subsidiaries’ officers, directors, employees, agents or representatives, including any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries, to) solicit, initiate or encourage (including by way of furnishing non-public information) any inquiry, proposal or offer (including any proposal or offer to its stockholders) with respect to a third party tender offer, merger, consolidation, business combination or similar transaction involving any assets or class of capital stock of the Company or any of its Subsidiaries, or the acquisition of any of the capital stock of the Company or any of its Subsidiaries or a business or assets that constitute 5% or more of the net revenues, net operating income or assets of the Company and its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or any combination of the foregoing (any such proposal, offer or transaction being hereinafter referred to as a “Company Acquisition Proposal”) or participate or engage in any discussions or negotiations concerning a Company Acquisition Proposal; and (ii) will immediately cease and cause to be terminated any existing discussions or negotiations with any third parties conducted heretofore with respect to any Company Acquisition Proposal; provided, that, subject to Section 5.3(b), nothing contained in this Agreement shall prevent the Company or its Board of Directors from (A) making any disclosure to the holders of Company Common Shares if in the good faith judgment of the Company’s Board of Directors failure to make such disclosure would be inconsistent with its fiduciary duties under applicable law or violate the securities laws or the rules of the Nasdaq Stock Market or (B) providing information (pursuant to a confidentiality agreement containing provisions no less favorable to the Company than those contained in the Confidentiality Agreement and which does not contain terms that prevent the Company from complying with its obligations under this Section 5.3) to or engaging in any negotiations or discussions with any Person or group who has made an unsolicited bona fide Company Acquisition Proposal with respect to all of the outstanding shares of capital stock of the Company or all or substantially all of the assets of the Company if, with respect to the actions set forth in clause (B), (x) in the good faith judgment of the Company’s Board of Directors, taking into account the likelihood of consummation and after consultation with its financial advisors, such Company Acquisition Proposal is reasonably likely to result in a transaction materially more favorable to the holders of the Company Common Shares from a financial point of view than the Merger and (y) the Company’s Board of Directors, after consultation with its outside legal counsel, determines in good faith that the failure to do so would be inconsistent with its fiduciary obligations under applicable law (a “Company Superior Proposal”); provided, further, however, that no Company Acquisition Proposal shall be deemed to be a Company Superior Proposal if any financing required to consummate the Company Acquisition Proposal is not committed.

      (b) The Company agrees that it will immediately notify Parent, with written confirmation to follow promptly (and in any event within 24 hours), if any proposal or offer is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its officers, directors, employees, agents or representatives relating to or constituting a Company Acquisition Proposal. In connection with such notice, the Company shall indicate the identity of the Person or group making such proposal, request or inquiry and the material terms and conditions of any Company Acquisition Proposal. Thereafter, the Company shall keep Parent fully informed on a prompt basis (and in any event within 24 hours) of any material changes, additions or adjustments to the terms of any such proposal or offer. The Company shall not provide any information to or participate in discussions or negotiations with the person or entity making any Company Superior Proposal until three business days after the Company has first notified the Parent of such Company Acquisition Proposal as required herein.

      (c) Nothing in this Section 5.3 shall permit the Company to enter into any agreement with respect to a Company Acquisition Proposal during the term of this Agreement, it being agreed that, during the term of this Agreement, the Company shall not enter into any agreement with any Person that provides for, or in any way facilitates, a Company Acquisition Proposal, other than a confidentiality agreement and/or standstill agreement permitted under Section 5.3(a) in reasonably customary form and which does not contain terms that prevent the Company from complying with its obligations under this Section 5.3.

      SECTION 5.4     Meeting of Stockholders.

      (a) The Company, acting through its Board of Directors, shall take all actions in accordance with applicable law and regulations, its articles of incorporation and bylaws and the rules of The Nasdaq Stock Market to promptly and duly call, give notice of, convene and hold as promptly as practicable, and in any event within 45 days after the declaration of effectiveness of the Registration Statement or on such other date as the parties may mutually agree in writing, the Company Stockholders Meeting for the purpose of considering and voting upon the Company Voting Proposal. Subject to Section 5.4(b), to the fullest extent permitted by applicable law, (i) the Company’s Board of Directors shall recommend approval and adoption of the Company Voting Proposal by the Company’s stockholders and include such recommendation in the Proxy Statement/ Prospectus and (ii) neither the Company’s Board of Directors nor any committee thereof shall withdraw or modify, or propose or resolve to withdraw or modify in a manner adverse to Parent, the recommendation of the Company’s Board of Directors that the Company’s stockholders vote in favor of the Company Voting Proposal. Subject to Section 5.4(b), the Company shall take all action that is both reasonable and lawful to solicit from its stockholders proxies in favor of the Company Voting Proposal and shall take all other action necessary or advisable to secure the vote or consent of the stockholders of the Company required by the rules of The Nasdaq Stock Market or the OBCA to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company, after consultation with the Parent, may adjourn or postpone the Company Stockholders Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement/ Prospectus is provided to the Company’s stockholders or, if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement/ Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting.

      (b) The Company, through its Board of Directors, shall recommend approval of the Merger, this Agreement and the transactions contemplated hereby; provided, that the Company’s Board of Directors may at any time prior to receipt of the Company Requisite Vote (i) withdraw, withhold, modify or change any recommendation regarding the Merger, this Agreement or the transactions contemplated hereby or (ii) recommend and declare advisable any Company Superior Proposal, if its Board of Directors determines in good faith after consultation with its outside legal counsel that the failure to so withdraw, withhold, modify or change its recommendation would be inconsistent with its fiduciary obligations under applicable law. The Company shall be required to comply with its obligations under Section 5.4(a) whether or not its Board of Directors withdraws, modifies, withholds or changes its recommendation or declaration regarding this Agreement or the transactions contemplated hereby or recommends or declares the advisability of any other offer or proposal.

      SECTION 5.5     Filings; Reasonable Best Efforts.

      (a) Subject to the terms and conditions herein provided, the Company and Parent shall:

(i) use their reasonable best efforts to satisfy the conditions to closing in Article 6 as promptly as practicable and to cooperate with one another in timely making all filings required to be made prior to the Effective Time with, and timely seek all consents, approvals, permits or authorizations required to be obtained prior to the Effective Time from governmental or regulatory authorities of the U.S., the several states and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the Merger and the transactions contemplated hereby;

(ii) promptly notify each other of any communication concerning this Agreement or the Merger to that party from any governmental authority and permit the other party to review in advance any proposed communication concerning this Agreement or the Merger to any governmental entity;

(iii) not agree to participate in any meeting or discussion with any governmental authority in respect of any filings, investigation or other inquiry concerning this Agreement or the Merger unless it consults with the other party in advance and, to the extent permitted by such governmental authority, gives the other party the opportunity to attend and participate thereat;

(iv) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives on the one hand, and any government or regulatory authority or members or their respective staffs on the other hand, with respect to this Agreement and the Merger; and

(v) furnish the other party with such necessary information and reasonable assistance as such other parties and their respective affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any governmental or regulatory authorities.

      (b) Without limiting Section 5.4(a), Parent and the Company shall:

(i) each use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the Closing, including defending through litigation on the merits any claim asserted in any court by any party; and

(ii) each use reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any governmental entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible.

      (c) The Company shall not, without Parent’s prior written consent, commit to any divestitures, licenses, hold separate arrangements or similar matters, including covenants affecting business operating practices (or allow its Subsidiaries to commit to any divestitures, licenses, hold separate arrangements or similar matters) in connection with the transactions contemplated under this Agreement.

      SECTION 5.6     Inspection; Confidentiality. From the date hereof to the Effective Time, the Company and Parent shall allow all designated officers, attorneys, accountants and other representatives of the other party access at all reasonable times upon reasonable notice to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of the Company and its Subsidiaries or Parent and its Subsidiaries, including inspection of such properties; provided, that no investigation pursuant to this Section 5.5 shall affect any representation or warranty given by any party hereunder; provided, further, that notwithstanding the provision of information or investigation by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. The Company and Parent agree that they will not, and will cause their representatives not to, use any information obtained pursuant to this Section 5.5 for any purpose unrelated to the consummation of the transactions contemplated hereby. The Company and Parent shall continue to be governed by, and shall comply with, the terms and conditions of that certain Confidentiality Agreement dated July 2, 2004 (the “Confidentiality Agreement”).

      SECTION 5.7     Publicity. The Company and Parent will consult with each other and will mutually agree upon any press releases or public announcements pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by applicable law or by the rules of any market on which such party’s securities are traded, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

      SECTION 5.8     Registration Statement; Proxy Statement.

      (a) As promptly as practicable after the execution of this Agreement and the Company’s receipt of the Fairness Opinion, Parent, in cooperation with the Company, shall prepare and file with the SEC a Registration Statement on Form S-4 to be filed by Parent pursuant to which Parent Common Shares issued in connection with the Merger shall be registered under the Securities Act (the “Registration Statement”), in which the proxy statement (the “Proxy Statement/ Prospectus”) to be sent to the Company’s stockholders in connection with the meeting of such stockholders (the “Company Stockholders Meeting”) to consider and vote upon this Agreement and the Merger (the “Company Voting Proposal”), shall be included as a prospectus. Each of Parent and the Company shall respond to any comments of the SEC and shall use its respective reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filings, and the Company shall cause the Proxy Statement/ Prospectus to be mailed to its stockholders at the earliest practicable time after the Registration Statement is declared effective under the Securities Act. Each of Parent and the Company shall notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement/ Prospectus or any filing pursuant to Section 5.8(b) or for additional information and shall supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement/ Prospectus, the Merger or any filing pursuant to Section 5.8(b). Each of Parent and the Company shall use its reasonable best efforts to cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.8 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Registration Statement, the Proxy Statement/ Prospectus or any filing pursuant to Section 5.8(b), Parent or the Company, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company, such amendment or supplement.

      (b) Parent and the Company shall promptly make all necessary filings with respect to the Merger under the Securities Act, the Exchange Act, applicable state blue sky laws and the rules and regulations thereunder.

      (c) Each of Parent and the Company agree that the information to be supplied by or on behalf of it for inclusion or incorporation by reference in the Registration Statement, or to be included or supplied by or on behalf of it for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each a “Regulation M-A Filing”), shall not at the time the Registration Statement or any Regulation M-A Filing is filed with the SEC, at any time the Registration Statement is amended or supplemented, or at the time the Registration Statement is declared effective by the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. Each of Parent and the Company agree that the information to be supplied by or on behalf of it for inclusion in the Proxy Statement/ Prospectus (which shall be deemed to include all information about or relating to the Company, the Company Voting Proposal and the Company Stockholder Meeting) shall not, on the date the Proxy Statement/ Prospectus is first mailed to the Company’s stockholders, or at the time of the Company Stockholders Meeting or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement/ Prospectus not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. Each of Parent and the Company agree that if at any time prior to the Effective Time any fact or event relating to it or any of its Affiliates which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/ Prospectus should be discovered by such party or should occur, Parent or the Company, as applicable, shall promptly inform the other party of such fact or event.

      SECTION 5.9     Listing Application. Parent shall use its reasonable best efforts to cause the Parent Common Shares to be issued in the Merger to be approved for listing on the Nasdaq National Market System prior to the Effective Time, subject to official notice of issuance. Parent shall promptly prepare and submit to the Nasdaq National Market System a supplemental listing application covering the shares of Parent Common Shares issuable in the Merger.

      SECTION 5.10     Agreements of Affiliates. Prior to the Effective Time, the Company shall cause to be prepared and delivered to Parent a list identifying all persons who, at the time of the meeting of the Company’s stockholders pursuant to Section 5.5, the Company believes may be deemed to be “affiliates” of the Company, as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the “Rule 145 Affiliates”). Parent shall be entitled to place restrictive legends on any shares of Parent Common Shares issued to such Rule 145 Affiliates. The Company shall use its reasonable best efforts to cause each person who is identified as a Rule 145 Affiliate in such list to deliver to Parent, at or prior to the Effective Time, a written agreement, in the form attached hereto as Exhibit B.

      SECTION 5.11     Expenses .. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except as expressly provided in Section 7.5.

      SECTION 5.12     Indemnification.

      (a) From and after the Effective Time, in addition to assuming and performing the obligations of the Company under those agreements set forth on Schedule 5.12(a) of the Company Disclosure Letter concerning indemnification and related matters of directors and officers, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless to the fullest extent permitted under applicable law each individual who immediately prior to the Effective Time is, or has been at any time prior to the Effective Time, an officer or director of the Company (or any Subsidiary or division thereof) and each individual who immediately prior to the Effective Time is serving or prior to the Effective Time has served at the request of the Company as a director, officer, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (individually, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all losses, claims, damages, liabilities, costs or expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (collectively, “Damages”) in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted, threatened or claimed, whether formal or informal, whether brought in the name of the Company, the Surviving Corporation or otherwise, and whether of a civil, criminal, administrative or investigative nature, before or after the Effective Time, in which the Indemnified Party or Indemnified Parties may be or may have been involved as a party, witness or otherwise (collectively, an “Action”). In the event of any Action, (i) Parent shall cause the Surviving Corporation to pay, as incurred, Damages, including the fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Parent, in advance of the final disposition of any such Action to the fullest extent permitted by applicable law, and, if required, upon receipt of any undertaking required by applicable law, and (ii) Parent will, and will cause the Surviving Corporation to, cooperate in the defense of any such matter; provided, however, that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed); provided, further, that neither Parent nor the Surviving Corporation shall be obligated pursuant to this Section 5.12(a) to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single Action, unless, in the good faith judgment of any of the Indemnified Parties, there is or may be a conflict of interests between two or more of such Indemnified Parties, in which case there may be separate counsel for each similarly situated group. In no event shall Parent or the Surviving Corporation be required to indemnify any of the Indemnified Parties or advance any expenses on behalf of any of the Indemnified Parties pursuant to this Section 5.12 to any greater extent than the Company would have been required to so indemnify or advance expenses pursuant to the articles of incorporation or bylaws of the Company or contractual indemnification agreements binding on the Company, each as in existence on the date hereof.

      (b) The parties agree that the rights to indemnification hereunder, including provisions relating to advances of expenses incurred in defense of any action or suit, shall survive the Merger and shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification and advancement of expenses in respect of any Action pending or asserted or claim made within such period shall continue until the disposition of such Action or resolution of such claim.

      SECTION 5.13     Reorganization. From and after the date hereof and until the Effective Time, none of Parent, the Company or any of their respective Subsidiaries shall knowingly (a) take any action, or fail to take any reasonable action, as a result of which the Merger would fail to qualify as a reorganization within the meaning of Section 368(a) of the Code or (b) enter into any contract, agreement, commitment or arrangement to take or fail to take any such action. Following the Effective Time, Parent shall not knowingly take any action or knowingly cause any action to be taken which would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code (and any comparable provisions of applicable state or local law). The parties hereto hereby adopt this Agreement as a plan of reorganization.

      SECTION 5.14     Company Stock Options. The Company shall take all necessary action in order that all Company Options will terminate prior to the Effective Time, except as otherwise mutually agreed to by the Company and Parent. Unless an alternative method of handling the Company Options is mutually agreed to by the Company and Parent, the Company shall, through the Compensation Committee of its Board of Directors (the “Committee”), take the following actions in connection with the outstanding Company Options, all of which were granted under the Company’s Restated 1996 Stock Incentive Plan (the “Stock Incentive Plan”):

(a) The Company shall, through the Committee and as permitted by the terms of the Stock Incentive Plan, no later than 35 days prior to the Effective Time accelerate the exercisability of all outstanding Company Options and waive any conditions to or limitations on exercisability of the Company Options.

(b) The Company shall, through the Committee and as permitted in the Stock Incentive Plan, permit the Company Options to be exercised in accordance with their terms for a period not less than 30 days (the “Exercise Period”), which period shall end at least three business days prior to the Effective Time. The Company shall, through the Committee and as permitted in the Stock Incentive Plan, terminate all unexercised Company Options, effective at the close of business on the last day of the Exercise Period. No Company Options will be permitted to be exercised following the expiration of the Exercise Period.

(c) The Company shall provide written notification to all holders of the Company Options as to the acceleration of exercisability of the Company Options and the beginning and ending dates of the Exercise Period.

      SECTION 5.15     Notification of Certain Matters. Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a)(i) any representation or warranty of such party contained in this Agreement that is qualified as to materiality to be untrue or inaccurate in any respect or (ii) any other representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, in each case at any time from and after the date hereof until the Effective Time, or (b) any material failure of Parent, Merger Sub or the Company, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the above, the delivery of any notice pursuant to this Section 5.15 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger.

      SECTION 5.16     Employee Share Purchase Plan. The Company shall, through its Board of Directors, terminate its Employee Share Purchase Plan effective at the close of business on September 30, 2004. A maximum of 2,500 Company Common Shares may be issued to participants in the Employee Share Purchase Plan as a result of purchases to occur on September 30, 2004. No additional Company Common Shares may be issued through the Employee Share Purchase Plan.

      SECTION 5.17     Transfer of Insurance Policies. Prior to the Closing, the Company’s Board of Directors shall transfer to the Executive ownership of the two life insurance policies identified on Schedule 5.17 to the Company’s Disclosure Letter as further consideration to the Executive for his obligations to the Company under the Consulting Agreement. The Executive shall be responsible, and the Company shall not reimburse or otherwise indemnify the Executive, for any taxes or fees payable as a result of the transfer of such policies.

      SECTION 5.18     Cooperation. From and after the date hereof, the Company shall use its reasonable best efforts to cooperate with Parent regarding the preparation for the Merger and the integration of the Company’s and its Subsidiaries’ businesses into the business of Parent following the Effective Time, including providing any notices to any governmental entities, customers or suppliers of the Company and its Subsidiaries and employees of the Company and its Subsidiaries.

      SECTION 5.19     Fairness Opinion. The Company shall use its reasonable best efforts to obtain the Fairness Opinion, in writing, from the Company’s Financial Advisor within the 14 day period following the date hereof to the effect that the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Shares (other than Parent and its Subsidiaries). The Company agrees that it will immediately notify Parent, with written confirmation to follow promptly (and in any event within 12 hours), of the Company’s receipt of the Fairness Opinion.

ARTICLE 6

CONDITIONS

      SECTION 6.1     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver by mutual agreement of the parties at or prior to the Closing Date of the following conditions:

(a) The Company Requisite Vote shall have been obtained.

(b) None of the parties hereto shall be subject to any decree, order or injunction of a court of competent jurisdiction, U.S. or foreign, which prohibits the consummation of the Merger, and no statute, rule or regulation shall have been enacted by any governmental authority which prohibits or makes unlawful the consummation of the Merger.

(c) The Registration Statement shall have become effective and no stop order with respect thereto shall be in effect and no proceedings for that purpose, and no similar proceeding with respect to the Proxy Statement/ Prospectus shall have been commenced or threatened by the SEC.

(d) The Parent Common Shares to be issued pursuant to the Merger shall have been authorized for listing on the Nasdaq National Market System, subject to official notice of issuance.

      SECTION 6.2     Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment by Parent and Merger Sub or waiver by the Company at or prior to the Closing Date of the following conditions:

(a) Parent and Merger Sub shall have performed in all material respects their respective covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Parent and Merger Sub contained in this Agreement and in any document delivered in connection herewith (i) to the extent qualified by Parent Material Adverse Effect or any other materiality qualification shall be true and correct and (ii) to the extent not qualified by Parent Material Adverse Effect or any other materiality qualification shall be true and correct in all material respects, in each case as of the date hereof and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date), and the Company shall have received a certificate of Parent, executed on its behalf by its President or a Vice President of Parent, dated the Closing Date, certifying to such effect.

(b) The Company shall have received the opinion of its counsel, in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations and assumptions set forth therein, dated the Closing Date, a copy of which shall be furnished to Parent, to the effect that (i) the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) Parent, Merger Sub and the Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of the Company, Merger Sub and Parent as to such matters as such counsel may reasonably request.

      SECTION 6.3     Conditions to Obligation of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment by the Company or waiver by Parent at or prior to the Closing Date of the following conditions:

(a) The Company shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of the Company contained in this Agreement and in any document delivered in connection herewith (i) to the extent qualified by Company Material Adverse Effect or any other materiality qualification shall be true and correct and (ii) to the extent not qualified by Company Material Adverse Effect or any other materiality qualification shall be true and correct in all material respects, in each case as of the date hereof and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date), and Parent shall have received a certificate of the Company, executed on its behalf by its President or a Vice President of the Company, dated the Closing Date, certifying to such effect.

(b) The consolidated current assets of the Company, less the consolidated current liabilities of the Company, as of the Closing Date, shall be not less than $5,000,000, and Parent shall have received a certificate of the Company, executed on its behalf by its President or a Vice President of the Company, dated the Closing Date, certifying to such effect; provided, however, that for purposes of determining the Company’s consolidated current assets, the Company shall receive (i) a credit equal to (A) any fees and expenses actually paid by the Company in connection with this Agreement and the transactions contemplated hereby for the Company’s Financial Advisor and the Company’s counsel and accountants and (B) the amount by which capital expenditures actually paid by the Company for the construction of outdoor advertising faces and their supporting structures from and after the date of the Agreement exceeds Two Hundred Eighty Thousand and 00/100 Dollars, and (ii) a debit equal to the amount of cash received by the Company as a result of (A) the exercise of any Company Options pursuant to Section 5.14 and (B) the purchase of Company Common Shares after the date hereof pursuant to the Employee Share Purchase Plan; provided, further, that for purposes of determining the Company’s consolidated current liabilities, the fees and expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby for the Company’s Financial Advisor and the Company’s counsel and accountants shall not be considered.

(c) The aggregate amount of the Company’s long-term debt (including capital lease obligations, but excluding the current portion thereof), as of the Closing Date, shall not be greater than $18,300,000, and Parent shall have received a certificate of the Company, executed on its behalf by its President or a Vice President of the Company, dated the Closing Date, certifying to such effect.

(d) The Consulting Agreement in the form attached hereto as Exhibit C (the “Consulting Agreement”) executed by Executive and the Company as of the date of this Agreement shall be in full force and effect, without amendment, and neither party thereto shall be aware of any facts or circumstances that could reasonably be expected to cause such agreement to no longer be in full force or effect.

(e) The Amended and Restated Lease Agreement in the form attached hereto as Exhibit D executed by Obie Industries, Incorporated and the Company as of the date of this Agreement shall be in full force and effect, without amendment, and neither party thereto shall be aware of any facts or circumstances that could reasonably be expected to cause such agreement to no longer be in full force or effect.

(f) The percentage of Dissenting Shares to the total number of Company Common Shares issued and outstanding immediately prior to the Closing Date (including the aggregate number of Dissenting Shares, but excluding the Excluded Company Shares) shall not be greater than 5%.

(g) Parent shall have received the opinion of its counsel, in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations and assumptions set forth therein, dated the Closing Date, a copy of which shall be furnished to the Company, to the effect that (i) the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) Parent, Merger Sub and the Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of Parent, Merger Sub and the Company as to such matters as such counsel may reasonably request.

(h) The Company shall have obtained all of the Required Consents.

(i) There shall not be instituted or pending any action or proceeding by any Governmental Entity (i) seeking to restrain, prohibit or otherwise interfere with the ownership or operation by Parent or any of its Subsidiaries of all or any portion of the business of the Company or any of its Subsidiaries or of Parent or any of its Subsidiaries or to compel Parent or any of its Subsidiaries to dispose of or hold separate all or any portion of the business or assets of the Company or any of its Subsidiaries or of Parent or any of its Subsidiaries, (ii) seeking to impose or confirm limitations on the ability of Parent or any of its Subsidiaries effectively to exercise full rights of ownership of the Company Common Shares (or shares of stock of the Surviving Corporation) including the right to vote any such shares on any matters properly presented to stockholders or (iii) seeking to require divestiture by Parent or any of its Subsidiaries of any such shares.

(j) The Company shall have diligently pursued or completed the construction of Unbuilt Faces, and each completed Unbuilt Face, as constructed, shall be (a) legal and conforming, (b) available for sale and (c) standing and in good condition acceptable within the standards of the outdoor advertising industry.

(k) Parent shall have received copies of the resignations, effective as of the Effective Time, of each director of the Company and its Subsidiaries.

ARTICLE 7

TERMINATION

      SECTION 7.1     Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by the mutual written agreement of the Company and Parent approved by action of their respective Boards of Directors.

      SECTION 7.2     Termination by Parent or the Company. At any time prior to the Effective Time, this Agreement may be terminated by Parent or the Company, in either case by action of its Board of Directors, if:

(a) the Merger shall not have been consummated by February 28, 2005 (the “Outside Date”), unless the SEC has not declared effective the Registration Statement by January 10, 2005, in which case the Outside Date shall automatically be extended to March 31, 2005; provided, however, that the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party whose failure or whose affiliates’ failure to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the principal cause of, or resulted in, the failure of the Merger to occur on or before such date; or

(b) the Company Requisite Vote shall not have been obtained at a meeting (including adjournments and postponements) of the Company’s stockholders duly convened for the purpose of obtaining the Company Requisite Vote;

(c) a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action (including the enactment of any statute, rule, regulation, decree or executive order) shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (c) shall have complied with Section 5.4 and with respect to other matters not covered by Section 5.4 shall have used its reasonable best efforts to remove such injunction, order or decree; or

(d) within the 14-day period provided for in Section 5.19, the Company’s Financial Advisor shall not have delivered to the Company the Fairness Opinion in accordance with the terms of Section 5.19 to the effect that the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Shares (other than Parent and its Subsidiaries); provided, however, that Parent’s and the Company’s right to terminate this Agreement pursuant to this Section 7.2(d) shall expire on the date that is seven days after the expiration of such 14-day period.

      SECTION 7.3     Termination by the Company. At any time prior to the Effective Time, this Agreement may be terminated by the Company, by action of its Board of Directors, if (a) there has been a material breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) would not be satisfied and (b) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to Parent; provided, however, that the right to terminate this Agreement pursuant to this Section 7.3 shall not be available to the Company if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 6.3(a) shall not be satisfied.

      SECTION 7.4     Termination by Parent. At any time prior to the Effective Time, this Agreement may be terminated by Parent, by action of its Board of Directors, if:

(a) (i) there has been a material breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) would not be satisfied and (ii) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company; provided, however, that the right to terminate this Agreement pursuant to this Section 7.4(a) shall not be available to Parent if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 6.2(a) shall not be satisfied;

(b) prior to obtaining the Company Requisite Vote, (i) the Company’s Board of Directors shall have failed to unanimously recommend approval of the Company Voting Proposal within one business day after receipt of a Fairness Opinion to the effect that the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Shares (other than Parent and its Subsidiaries); (ii) the Company’s Board of Directors shall have withdrawn or modified its recommendation of the Company Voting Proposal (iii) the Company’s Board of Directors shall have failed to reconfirm its recommendation of the Company Voting Proposal within five days after Parent requests in writing that the Company’s Board of Directors do so; (iv) the Company’s Board of Directors (or any committee thereof) shall have approved or recommended to the Company’s stockholders a Company Acquisition Proposal (other than the Merger); (v) a tender offer or exchange offer for Company Common Shares shall have been commenced (other than by Parent or an Affiliate of Parent) and the Company’s Board of Directors (or any committee thereof) recommends that the Company’s stockholders tender their shares in such tender or exchange offer or, within 10 business days after the commencement of such tender or exchange offer, fails to recommend against acceptance of such offer; (vi) the Company shall have materially breached its obligations under Section 5.4 or 5.5; or (vii) for any reason (other than as a result of the action or inaction of Parent) the Company shall have failed to hold the Company Stockholders Meeting and submit the Company Voting Proposal to the Company’s stockholders by the date which is one business day prior to the Outside Date; or

(c) the Company’s Financial Advisor shall have withdrawn, modified, withheld or changed the Fairness Opinion to the effect that the Merger Consideration is no longer fair, from a financial point of view, to the holders of Company Common Shares (other than Parent and its Subsidiaries).

      SECTION 7.5     Termination Payments.

      (a) If this Agreement is terminated:

(i) by the Company or Parent pursuant to Section 7.2(b) after the public announcement of a Company Acquisition Proposal; or

(ii) by Parent pursuant to Section 7.4(b)(ii), 7.4(b)(iii), 7.4(b)(iv), 7.4(b)(v), 7.4(b)(vi), 7.4(b)(vii) or 7.4(c);

then the Company shall pay Parent One Million Ninety Thousand Eight Hundred Three and 00/100 Dollars ($1,090,803.00) (the “Company Termination Amount”) and, in addition, reimburse Parent for all expenses incurred by Parent in connection with this Agreement (including expenses associated with negotiating and entering into this Agreement and conducting due diligence, and including legal fees and travel costs) prior to or upon termination of this Agreement up to Two Hundred Thousand and 00/100 Dollars ($200,000.00) (the “Reimbursement Maximum Amount”).

      (b) If this Agreement is terminated:

(i) by the Company or Parent pursuant to Section 7.2(d); or

(ii) by Parent pursuant to Section 7.4(b)(i);

then the Company shall pay Parent Two Hundred Thousand and 00/100 Dollars ($200,000.00) (the “Early Termination Amount”) and, in addition, reimburse Parent for all expenses incurred by Parent in connection with this Agreement (including expenses associated with negotiating and entering into this Agreement and conducting due diligence, and including legal fees and travel costs) prior to or upon termination of this Agreement up to the Reimbursement Maximum Amount; provided, however, that if this Agreement is terminated by either the Company or Parent pursuant to Section 7.2(d), and there has been a Company Acquisition Proposal during the 14-day period provided for in Section 7.2(d), then the Company shall pay Parent the Company Termination Amount and, in addition, reimburse Parent for all expenses incurred by Parent in connection with this Agreement (including expenses associated with negotiating and entering into this Agreement and conducting due diligence, and including legal fees and travel costs) prior to or upon termination of this Agreement up to the Reimbursement Maximum Amount.

      (c) In addition to the Company’s obligation to pay the Early Termination Amount pursuant to Section 7.5(b), if, during the 180-day period following the termination of this Agreement by the Company or Parent pursuant to Section 7.2(d), the Company shall accept or enter into any agreement with respect to any Company Acquisition Proposal, then the Company shall pay Parent Eight Hundred Ninety Thousand Eight Hundred Three and 00/100 Dollars ($890,803.00) (the “Additional Early Termination Amount”).

      (d) All payments under this Section 7.5 shall be made in cash by wire transfer to an account designated by Parent at the time of such termination. In addition, the Company shall reimburse Parent for all expenses incurred by Parent in connection with this Agreement up to the Reimbursement Maximum Amount if this

Agreement has been terminated pursuant to Section 7.2(b) even if Parent is not entitled to any Company Termination Amount, the Early Termination Amount or the Additional Early Termination Amount under this Section 7.5. The Company acknowledges that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated hereby, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 7.5, and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for such payment, the Company shall pay to Parent its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the Company Termination Amount, the Early Termination Amount and/or the Additional Early Termination Amount, as applicable, and other amounts to be reimbursed to Parent under this Section 7.5 from the date payment was required to be made until the date of such payment at the prime rate of JPMorgan Chase Bank in effect on the date such payment was required to be made plus one percent. If this Agreement is terminated pursuant to a provision that calls for a payment to be made under this Section 7.5, it shall not be a defense to the Company’s obligation to pay hereunder that this Agreement could have been terminated under a different provision or could have been terminated at an earlier or later time.

      SECTION 7.6     Effect of Vote. Any right to terminate this Agreement provided under Sections 7.1, 7.2(a), 7.2(c), 7.3 or 7.4(a) hereunder shall be effective notwithstanding whether the Company Requisite Vote has been obtained.

ARTICLE 8

GENERAL PROVISIONS

      SECTION 8.1     Effect of Termination; Survival.

      (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to Article 7, all rights and obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to Sections 7.5 and 5.12 and the confidentiality provisions of Section 5.7 and except for the provisions of Sections 8.1 through 8.4, 8.6 and 8.8 through 8.12 and the Confidentiality Agreement; provided, that nothing herein shall relieve any party from any liability for any willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement and, subject to Section 8.11, all rights and remedies of such nonbreaching party under this Agreement in the case of such a breach, at law or in equity, shall be preserved. The parties hereto agree that, if this Agreement has been terminated, any remedy or amount payable pursuant to Section 7.5 shall be the sole and exclusive remedy of the party receiving payment thereunder unless the other party is in material, willful and deliberate breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

      (b) None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Merger; provided, however, that Article 2, this Article 8 and the agreements contained in Sections 5.10 through 5.14 shall survive the consummation of the Merger, unless otherwise expressly provided herein and therein.

      SECTION 8.2     Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission or by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

(a)	if to Parent or Merger Sub:

Lamar Advertising Company
5551 Corporate Boulevard
Baton Rouge, Louisiana 70808
Attn.: James R. McIlwain
Telecopy: (225) 928-3400

with a required copy to:

Jones, Walker, Waechter, Poitevent,
Carrère, & Denègre, L.L.P.
8555 United Plaza, Suite 500
Baton Rouge, Louisiana 70809
Attn.: Scott D. Chenevert
Telecopy: (225) 248-3016

(b)	if to the Company:

Obie Media Corporation
4211 West 11th Avenue
Eugene, Oregon 97402
Attn.: Chief Executive Officer
Telecopy: (541) 345-4339

with a required copy to:

Davis Wright Tremaine
1300 SW Fifth Avenue
24th Floor
Portland, Oregon 97201-5682
Attn.: Dave Baca
Telecopy: (503) 778-5299

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

      SECTION 8.3     Assignment; Binding Effect; Benefit. Except as provided in Section 1.1 hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for the provisions of Article 2 and as provided in Sections 5.13 and 5.14, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement.

      SECTION 8.4     Entire Agreement. This Agreement, including any schedules and exhibits hereto, the Company Disclosure Letter and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT, MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY OTHER PARTY OR ANY OTHER PARTY’S REPRESENTATIVES OF ANY DOCUMENT OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

      SECTION 8.5     Amendments. This Agreement may be amended by the parties hereto, by action taken or authorized by their Boards of Directors, at any time before or after approval of matters presented in connection with the Merger by the stockholders of the Company, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      SECTION 8.6     Governing Law; Jurisdiction; Waiver of Jury Trial. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AND NOT THE CHOICE OF LAW PROVISIONS) OF THE STATE OF DELAWARE, EXCEPT TO THE EXTENT THE LAWS OF THE STATE OF OREGON ARE MANDATORILY APPLICABLE TO THE MERGER. EACH OF THE COMPANY, MERGER SUB AND PARENT HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COMPETENT COURTS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA, IN EITHER CASE LOCATED IN WILMINGTON, DELAWARE (THE “DELAWARE COURTS”) FOR ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY (AND AGREES NOT TO COMMENCE ANY LITIGATION RELATING THERETO EXCEPT IN SUCH COURTS), WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUCH LITIGATION IN THE DELAWARE COURTS AND AGREES NOT TO PLEAD OR CLAIM IN ANY DELAWARE COURT THAT SUCH LITIGATION BROUGHT THEREIN HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

      SECTION 8.7     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall be deemed to be one and the same instrument.

      SECTION 8.8     Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.

      SECTION 8.9     Interpretation. In this Agreement:

(a) Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

(b) The words “include,” “includes” and “including” are not limiting.

(c) The phrase “to the knowledge of” and similar phrases relating to knowledge of the Company or Parent, as the case may be, shall mean the actual knowledge, after reasonable inquiry, of its executive officers and directors.

(d) “Material Adverse Effect” with respect to the Company or Parent shall mean any change, event or effect that individually or together with other changes, events or effects is materially adverse to (i) the business, condition (financial or otherwise), assets, liabilities, capitalization, operations, profits, cash flow or prospects of a party and its Subsidiaries, taken as a whole or (ii) the ability of the party to consummate the transactions contemplated hereby or fulfill the conditions to closing set forth in Article 6, except to the extent (in the case of either clause (i) or (ii) above) that such change, event or effect results from general economic, regulatory or political conditions or changes therein in the U.S. or Canada or changes in, or events or conditions affecting, the outdoor and out-of-home advertising industry generally; provided, that such changes, events or effects do not affect such party in a disproportionate manner. “Company Material Adverse Effect” and “Parent Material Adverse Effect” mean a Material Adverse Effect with respect to the Company and Parent, respectively. An adverse change in stock price of the Parent Common Shares shall not in and of itself be deemed to constitute a Parent Material Adverse Effect. For the avoidance of doubt, the parties agree that the terms “material,” “materially” or “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meanings ascribed to Material Adverse Effect as defined in this Section 8.9(d).

(e) “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or other entity or organization.

(f) “Subsidiary” when used with respect to any party means any Person (other than individuals) of which such party directly or indirectly (including through another Subsidiary) (i) owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such Person, (ii) owns or controls more than 50% of the equity, membership, partnership or similar interests or (iii) any organization of which such party is a general partner or a managing member.

      SECTION 8.10     Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

      SECTION 8.11     Enforcement of Agreement; Limitation on Damages. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they are entitled at law or in equity. IN NO EVENT SHALL ANY PARTY BE LIABLE IN RESPECT OF THIS AGREEMENT FOR PUNITIVE OR EXEMPLARY DAMAGES.

      SECTION 8.12     Extension; Waiver. At any time prior to the Effective Time, each party may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

[Signature page follows]

      IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger and caused the same to be duly delivered on their behalf on the day and year first written above.

LAMAR ADVERTISING COMPANY

By: /s/ Keith A. Istre

Name:
Title:

OMC ACQUISITION CORPORATION

By: /s/ Keith A. Istre

Name:
Title:

OBIE MEDIA CORPORATION

By: /s/ Brian B. Obie

Name: /s/ Brian B. Obie
Title: